Exhibit 4.4

BUSINESS COMBINATION AGREEMENT

between

ACERGY S.A.

and

SUBSEA 7 INC.

Dated 20th June 2010

TABLE OF CONTENTS

1.	DEFINITIONS; INTERPRETATION		5

2.	THE COMBINATION		14
	2.1	Structure of the Combination	14
	2.2	Implementation of the Scheme	15
	2.3	Principal terms and conditions of the Scheme and the Contribution	15
	2.4	The Scheme documentation	16
	2.5	Auditor’s report	17
	2.6	Completion	17
	2.7	Transfer Taxes	17

3.	ARTICLES OF INCORPORATION OF AUTUMN AND NAME OF AUTUMN		17
	3.1	Articles of Incorporation of Autumn	17
	3.2	Name of Autumn	17

4.	DIRECTORS AND OFFICERS OF AUTUMN UPON IMPLEMENTATION OF THE COMBINATION		17
	4.1	Board of Directors of Autumn	17
	4.2	Certain Employees of Autumn	19

5.	SPRING STOCK PLANS, AUTUMN OPTIONS AND SPRING CONVERTIBLE BONDS		20
	5.1	Spring Stock Plans	20
	5.2	Spring Convertible Bonds	21
	5.3	Conversion of Spring Shares and Spring Convertible Bonds	21

6.	WARRANTIES OF THE PARTIES		21
	6.1	Existence; Good Standing; Corporate Authority	22
	6.2	Authorisation, Validity and Effect of Agreements	22
	6.3	Capitalisation	22
	6.4	Subsidiaries	23
	6.5	Compliance with Laws; Permits	23
	6.6	No Conflict	24
	6.7	Financial Reports	24
	6.8	Litigation	25
	6.9	Absence of Certain Changes	25
	6.10	Taxes	26
	6.11	Employees	27
	6.12	Labour Matters	27
	6.13	Environmental Matters	28
	6.14	Intellectual Property	28
	6.15	Insurance	29
	6.16	Approval by the shareholders	29
	6.17	Affiliate Transactions	29
	6.18	Joint Ventures	30
	6.19	Disclaimer	30

7.	COVENANTS		31
	7.1	Conduct of Business	31

	7.2	No Solicitation	35
	7.3	Meetings to obtain Autumn Shareholder Approval and Spring Shareholder Approval	38
	7.4	Filings and Cooperation	38
	7.5	Inspection	41
	7.6	Publicity	41
	7.7	[Not Used]	42
	7.8	Expenses	42
	7.9	Employee Matters	42
	7.10	Financing	43
	7.11	Tax	43
	7.12	Directors’ and Officers’ Indemnification and Insurance	44
	7.13	Autumn Systems and Processes	45

8.	CONDITIONS		45
	8.1	Conditions to the Scheme	45
	8.2	Conditions to taking the actions required to make the Scheme binding and carry out the Contribution	46
	8.3	Waiver of Conditions	48

9.	TERMINATION		48
	9.1	Termination by Mutual Consent	48
	9.2	Termination by Autumn or Spring	48
	9.3	Effect of Termination	50
	9.4	Extension; Waiver	52

10.	GENERAL PROVISIONS		52
	10.1	Nonsurvival of Warranties and Agreements	52
	10.2	Notices	52
	10.3	Assignment, Binding Effect and Benefit	53
	10.4	Entire Agreement	54
	10.5	Amendments	54
	10.6	Governing Law and Jurisdiction	55
	10.7	Counterparts	55
	10.8	Headings	55
	10.9	Waivers, Rights and Remedies	55
	10.10	Severability	56
	10.11	No Recourse	56
	10.12	Agent for service of process	56
	10.13	No partnership	57
	10.14	Confidentiality	57
	10.15	Enforcement	58

SCHEDULE 1 PRINCIPAL TERMS OF THE SCHEME			60

SCHEDULE 2 AMENDED AND RESTATED AUTUMN ARTICLES			64

APPENDIX A RELATIONSHIP AGREEMENT			65

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is entered into on      June 2010, by and between:

1.	Acergy S.A., a company incorporated under the laws of Luxembourg, with registered office at 412, Route d’Esch, L-2086 Luxembourg (“Autumn”); and

2.

Subsea 7 Inc., an exempted company incorporated under the laws of the Cayman Islands, with registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104 Cayman Islands (“Spring”).

RECITALS

A.

Each of the parties acknowledges that a combination of the businesses of the parties would offer benefits and be in the interest of each party and their subsidiaries (in particular those with operating businesses in the UK, Norway, France, Nigeria, Angola, USA and Australia), and their respective shareholders, customers, employees and other stakeholders.

B.

The Combination is a “merger of equals” which is intended to be effected by means of a scheme of arrangement of Spring under Section 86 of the Cayman Companies Law for Cayman Law purposes and a contribution in kind for Luxembourg law purposes.

C.	The parties have agreed to take certain steps to effect the completion of the Combination and wish to enter into this Agreement to record their respective obligations relating to such matters.

D.

The board of directors of Autumn, at a meeting thereof duly called and held, (i) approved and declared advisable the Combination, this Agreement and the transactions contemplated by this Agreement, (ii) declared that it is in their opinion in the best interests of Autumn’s shareholders that Autumn enter into this Agreement and consummate the Combination on the terms and subject to the conditions set forth in this Agreement and (iii) agreed to recommend the Combination to the shareholders of Autumn and to recommend that they vote in favour of all shareholders resolutions required to be passed by Autumn shareholders to implement the Combination in accordance with the terms of this Agreement.

E.

The board of directors of Spring, at a meeting thereof duly called and held, (i) approved and declared advisable the Combination, this Agreement and the transactions contemplated by this Agreement, (ii) declared that it is in their opinion in the best interests of Spring’s shareholders that Spring enter into this Agreement and consummate the Combination on the terms and subject to the conditions set forth in this Agreement and (iii) agreed to recommend to the shareholders of Spring that they vote in favour of the Scheme at the Court Meeting and that they vote in favour of the shareholder resolutions required to be passed by Spring shareholders to implement the Combination in accordance with the terms of this Agreement.

F.

Concurrently with the execution of this Agreement, Summer is entering into a Relationship Agreement with Autumn and Spring in the form attached hereto as Appendix A (the “Relationship Agreement”) that will become effective as of the date hereof, providing for certain relationship arrangements between Summer, Autumn and Spring, including those relating to (i) certain restrictions on acquisitions and disposals by Summer and its “Affiliates” (as defined in the Relationship Agreement) of Autumn Shares; (ii) certain arrangements in respect of Summer’s rights to appoint directors of Autumn; (iii) voting by Summer in respect of resolutions to appoint directors of Autumn; and (iv) an undertaking by Summer to vote its Spring Shares in favour of the Scheme.

1.	DEFINITIONS; INTERPRETATION

In this Agreement (including the Schedules hereto), the following terms shall have the following meanings:

“ACCC” has the meaning given in Clause 8.2(j);

“Acceptable Confidentiality Agreement” has the meaning given to it in Clause 7.2(g)(i);

“Acquisition Proposal” has the meaning given in Clause 7.2(a);

“Adverse Recommendation Change” has the meaning given in Clause 7.2(g)(ii);

“Affiliate” means as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person and, for the purposes of this definition, “control” means (i) the control directly or indirectly of a majority of the voting rights of a Person or (ii) the right to appoint and/or remove a majority of the members of the board or other governing body of such Person, whether obtained directly or indirectly and whether obtained by ownership of share capital, voting rights or otherwise;

“Agreement” means this agreement including its schedules and appendices;

“Amended and Restated Autumn Articles” has the meaning given in Clause 3.1;

“Applicable Laws” shall mean, with respect to any Person, any national, supra-national, local, municipal or provincial law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or such Person’s properties or assets, as the same may be amended from time to time unless expressly specified otherwise herein;

“Auditor’s Report” has the meaning given in Clause 2.5;

“Autumn Forms of Proxy” means the forms of proxy for use at the Autumn General Meeting;

“Autumn General Meeting” means the extraordinary general meeting of Autumn shareholders to be convened in connection with the Combination to seek the Autumn Shareholder Approval and any adjournment thereof;

“Autumn Shares” means ordinary shares in the capital of Autumn with a par value of USD2 per share;

“Autumn Shareholder Approval” has the meaning given in Clause 8.1(a)(ii);

“Benefit Plans” means all material employee benefit plans, pension plans and other material benefit arrangements, and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether written or oral, sponsored, maintained or contributed to or required to be contributed to by such party or any of its Subsidiaries, to which such party or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws;

“Business Day” means any day on which banks are open for ordinary business in the Cayman Islands, Luxembourg, Oslo (Norway) and London (United Kingdom);

“Cayman Companies Law” means the Cayman Islands Companies Law (2009 Revision);

“Combination” means the repurchase and cancellation of all of the issued and outstanding common shares in the capital of Spring, the issue by Spring of new ordinary shares in its capital to Autumn and the issue of Autumn Shares to Spring shareholders, to be implemented by means of the Scheme (including the Contribution);

“Competition Action” has the meaning given in Clause 7.4(g);

“Competition Commission” has the meaning given in Clause 8.2(g);

“Competition Laws” shall mean any Applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolisation, anti-competition or restraint of trade;

“Completion” has the meaning given in Clause 2.6;

“Conditions” means the conditions set out in Clause 8.2;

“Confidentiality and Standstill Agreement” means the confidentiality and standstill agreement between Autumn and Spring dated 3 May 2010;

“Contribution” means the issue of the New Autumn Shares against the contribution in kind to Autumn of the New Spring Shares pursuant to the Scheme;

“Convertible Bond Trustee” means in relation to the USD300,000,000 2.80 per cent. Spring Convertible Note Issue 2006/2011, The Law Debenture Trust Corporation p.l.c. and in relation to the USD 275,000,000 3.50 per cent. Spring Convertible Bond Issue 2009/2014, Norsk Tillitsmann ASA;

“Court” means the Grand Court of the Cayman Islands;

“Court Hearing” means the hearing by the Court to sanction the Scheme pursuant to Section 86(2) of the Cayman Companies Law;

“Court Meeting” means the meeting of Spring shareholders to be convened pursuant to an order of the Court under Section 86(1) of the Cayman Companies Law to consider and, if thought fit, approve the Scheme (with or without modification), and any adjournment thereof;

“Court Order” means the order of the Court under Section 86(2) of the Cayman Companies Law sanctioning the Scheme;

“CSSF” means the Commission de Surveillance du Secteur Financier, the Luxembourg regulator of the financial sector;

“Cut-off Date” has the meaning given in Clause 7.2(g)(iv);

“Designated Autumn Directors” has the meaning given in Clause 4.1;

“Designated Spring Directors” has the meaning given in Clause 4.1;

“Disclosure Letter” has the meaning given in Clause 6;

“Effective Time” means the time at which Completion occurs;

“Environment” means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water (including surface or groundwater and water in pipe, drainage or sewerage systems) and land and humans and any living organisms or systems supported by those media;

“Environmental Laws” means any and all of the following:

•	any international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil, criminal and administrative law);

•	any subordinate legislation and codes of practice, including without limitation guidance notes, circulars, decisions, regulations and judgements; and

•	any judicial or administrative interpretation of each of the foregoing,

which relate to human health or the Environment;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Executive Management Team” has the meaning given in Clause 4.2(a);

“FCPA” means the United States Foreign Corrupt Practices Act of 1977;

“Governmental Entity” means in relation to anywhere in the world, any supra-national, national, state, municipal, provincial or local government, any sub-division, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi governmental authority, including without limitation the OFT, the Competition Commission, the Norwegian Competition Authority and the Norwegian Ministry of Trade and Industry;

“Hazardous Materials” has the meaning given in Clause 6.13(b);

“HMRC” means Her Majesty’s Revenue & Customs;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Person” has the meaning given to it in Clause 7.12(a);

“Independent Auditor” has the meaning given in Clause 2.5;

“Independent Director” means a person who:

(a)	has not been an employee of Spring, Autumn and/or their respective Affiliates in the last five years;

(b)

has not, and has not had within the last three years, a material business relationship with Spring, Autumn and/or their respective Affiliates either directly, or as a partner, a material shareholder, director or senior employee of a body that has such a relationship with Spring, Autumn and/or their respective Affiliates;

(c)

is not a direct or indirect shareholder in Spring or Autumn having an interest in excess of 1% of the issued share capital (excluding shares held in treasury) of Spring or Autumn, and is not a director, senior employee or authorised representative of such a direct or indirect shareholder in Spring or Autumn;

(d)

has not received and does not receive additional remuneration from Spring, Autumn and/or their respective Affiliates apart from a director’s fee (other than through participation in any share option schemes of Spring, Autumn and/or their respective Affiliates), does not participate in any performance-related pay scheme of Spring, Autumn and/or their respective Affiliates and is not a member of any pension scheme of Spring, Autumn and/or their respective Affiliates;

(e)	is not associated with a company that is an adviser or consultant to Spring or Autumn;

(f)

is not employed as an executive director or senior employee of another company where any of the executive directors or senior employees of Spring, Autumn and/or their respective Affiliates serve on that company’s board of directors;

(g)	has no close family ties with any of the advisers, directors or senior employees of Spring or Autumn;

(h)

is not a member of the immediate family of any individual who is, or has been during the past five years, employed by Spring, Autumn and/or their respective Affiliates as a director or senior employee; and

(i)	has not served on the board of directors of Autumn for more than nine years from the date of first election.

For the purposes of this definition, a Person shall be “associated” with a party if such person (i) has a direct or indirect ownership interest of 5% or more in that party; or (ii) is employed by such party as a senior employee.

For the purposes of this definition, a person shall be a “material shareholder” of a body if such person has a direct or indirect ownership interest of 5% or more in such body.

For the purposes of this definition, a person shall be a “senior employee” of a company if that person receives a basic salary from that company (excluding bonuses and benefits in kind) in excess of £125,000.

For the purposes of this definition, a person shall have a “close family tie” with another person if that other person is his/her spouse, parent or child.

For the purposes of this definition, references to an “adviser” or “consultant” to a company shall be construed as references to a person that provides material advisory or consultancy services directly to that company.

For the purposes of this definition, a person is an “authorised representative” of another person if that person is authorised to represent that other person.

“Joint Ventures” means, in relation to Autumn, the following companies in which Autumn has an indirect part ownership interest:

(i)	Sapura Acergy Sdn Bhd;

(ii)	Sapura Acergy Pte Ltd;

(iii)	Sonamet Industrial, S.A.;

(iv)	Sonautumn – Serviços e Construções Petrolíferas Lda (Zona Franca da Madeira);

(v)	NKT Flexibles I/S;

(vi)	Seaway Heavy Lifting Limited;

(vii)	Seaway Heavy Lifting Holding Limited;

(viii)	the following wholly-owned subsidiaries of Seaway Heavy Lifting Holding Limited:

(A)	Seaway Heavy Lifting Contracting Limited;

(B)	Seaway Heavy Lifting Shipping Limited;

(C)	Seaway Heavy Lifting Crew BV;

(D)	SHL Stanislav Yudin Limited;

(E)	SHL Neftegaz-66 Limited;

(ix)	Seaway Heavy Lifting Engineering BV;

(x)	Autumn Havila Limited;

(xi)	Global Oceon Engineers of Nigeria Limited; and

(xii)	Pelagic Nigeria Limited;

“LIBOR” means the rate which is quoted at 11.00 a.m. (on the first Business Day after which interest becomes payable in accordance with this Agreement) on the appropriate page of the Reuters screen as being the offered rate of Barclays Bank plc in the London interbank market for three month U.S. Dollar deposits;

“Luxembourg Companies Act” means the Luxembourg law of 10 August 1915 on commercial companies (as amended);

“Material Adverse Effect” with respect to any Person means any fact, circumstance, event, change, effect or occurrence that individually or in the aggregate is materially adverse to the financial condition or results of operations of such Person, but shall not include (i) facts, circumstances, events, changes, effects or occurrences generally affecting (A) the industries in which such Person and its Subsidiaries operate, (B) the global economy, (C) the economy of any country in which such Person or its Subsidiaries operate or (D) financial or securities markets, in each case, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection, except in each case, to the extent any fact, circumstance, event, change, effect or occurrence, relative to other comparable industry participants materially disproportionately impacts the financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, (ii) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from (A) the announcement of the execution of this Agreement or other communication of plans or intentions with respect to any of the business of Autumn or Spring or any of their respective Subsidiaries, (B) the consummation of the transactions contemplated hereby or (C) any action taken by such Person that is required by this Agreement, (iii) fluctuations in the price or trading volume of the ordinary shares or American Depositary Shares of such Person; (iv) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Applicable Law or in IFRS (or the interpretation thereof) after the date hereof, (v) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any legal proceedings made or brought by any of the current or former shareholders of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or any of the transactions contemplated hereby or (vi) any failure by such Person to meet any analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided, that the exception in this sub-paragraph (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect with respect to such Person;

“NASDAQ” shall mean the NASDAQ Global Select Market of the Nasdaq Stock Market LLC;

“New Autumn Shares” has the meaning given in Schedule 1;

“New Spring Shares” has the meaning given in Schedule 1;

“OFT” has the meaning given in Clause 8.2(g);

“Permits” means all permits, licenses, certifications and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of a Person’s assets or the conduct of its business;

“Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity;

“Proceedings” has the meaning given to it in Clause 7.1(m);

“Prospectus” means the prospectus required to be produced by Autumn in accordance with the Luxembourg law of 10 July 2005 on prospectuses of securities, in respect of the Autumn Shares to be issued to Spring shareholders pursuant to the Scheme;

“Registrar” means DnB NOR Bank ASA in its capacity as registrar for the Autumn Shares in the VPS Register;

“Relevant Proceedings” shall have the meaning given in Clause 10.6;

“Reports” shall have the meaning given in Clause 6.7(b);

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, legal counsel, accountants, consultants, agents and other authorised advisors or representatives of such Person, acting in such capacity;

“Returns” means any Tax returns, forms, reports or similar documents to be filed with any Governmental Entity in relation to Tax;

“Scheme” means the proposed scheme of arrangement under Section 86 of the Cayman Companies Law between Autumn and the Scheme Shareholders, the terms of which are to be set out in the Scheme Document, with or subject to any modification, addition or condition thereto approved or imposed by the Court and agreed to by Spring and Autumn;

“Scheme Conditions” means the conditions to the Scheme set out in Clause 8.1;

“Scheme Document” means the document addressed to Spring shareholders describing, inter alia, the Scheme and containing the notice of the Court Meeting;

“Scheme Ratio” means the number of New Autumn Shares to be issued to Scheme Shareholders against the Contribution of the New Spring Shares pursuant to the Scheme;

“Scheme Record Time” has the meaning given to it in Schedule 1;

“Scheme Shareholders” means the holders of Scheme Shares;

“Scheme Shares” has the meaning given to it in Schedule 1;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act 1933;

“Spring Company Share Option Plan” means the Subsea 7 Inc. share option plan adopted on 27 April 2006;

“Spring Convertible Bonds” means the: (i) USD300,000,000 2.80 per cent. Spring Convertible Note Issue 2006/2011 (ISIN: 001 0315344) (the “Spring Convertible”); and (ii) the USD 275,000,000 3.50 per cent. Spring Convertible Bond Issue 2009/2014 (ISIN: 001 0542327) (the “Norwegian Law Spring Convertible”).

“Spring Forms of Proxy” means the forms of proxy for use at the Court Meeting and the Spring General Meeting;

“Spring General Meeting” means the general meeting of the Spring shareholders to be convened in connection with the Combination and any adjournment thereof;

“Spring Options” means options to acquire Spring Shares granted pursuant to the applicable Spring Stock Plans as described in Section 6.3 of the Spring Disclosure Letter;

“Spring Share Purchase Plan” means the Subsea 7 Inc. Umbrella Employee Share Purchase Plan approved by shareholders on 12 July 2006, as amended;

“Spring Shares” means common shares in the capital of Spring with a par value of USD0.01;

“Spring Restricted Share Plan” means the Subsea 7 Inc. Restricted Stock Award Plan, adopted on 8 May 2009;

“Spring Restricted Shares” means awards of restricted shares granted pursuant to the rules of the Subsea 7 Inc. Restricted Share Plan as described in Section 5.1(b) of the Spring Disclosure Letter;

“Spring Shareholder Approval” shall have the meaning given in Clause 8.1(a)(i);

“Spring Stock Plans” means the Summer Plan, the Spring Company Share Option Plan, the Spring Restricted Share Plan, and the Spring Share Purchase Plan;

“Subsidiary,” when used with respect to any party, means any corporate entity of which such party directly or indirectly owns or controls at least a majority of the voting securities or otherwise has the power to elect a majority of the board of directors or others performing similar functions with respect to such company, or any organisation of which such party is a general partner; provided, however, that each of Sonamet Industrial S.A.R.L., Sonacergy Serviços E Construções Petroliferas Lda and NKT Flexibles I/S shall not be considered a Subsidiary for the purposes of this Agreement;

“Summer” means Siem Industries Inc.;

“Summer Plan” means the nineteen (19) share option agreements executed by Subsea 7 Inc. (at that time named Siem Offshore, Inc.) in 2005 and under which options subsist as at the Effective Time;

“Superior Proposal” shall have the meaning given in Clause 7.2(g)(iii);

“Tax” or “Taxes” means all taxes, levies, duties and imposts and any charges, deductions or withholdings in the nature of tax, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority;

“Timetable” means the indicative timetable initialled by the parties for identification (subject to such amendments as are agreed by the parties (each acting reasonably) from time to time);

“TPA” has the meaning given in Clause 8.2(j);

“UK” means the United Kingdom;

“USA” means the United States of America;

“VAT” means (a) within the European Union, any tax imposed by any Member State in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC); and (b) outside the European Union, any tax corresponding to, or substantially similar to, the common system of value added tax referred to in paragraph (a) of this definition; and

“VPS Register” means the Norwegian Central Securities Depository (“verdipapirsentralen”).

In this Agreement, unless the context otherwise requires:

a.

Words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations and partnerships and vice versa.

b.

The phrase “to the knowledge of” and similar phrases relating to knowledge of Autumn or Spring, as the case may be, shall mean, with respect to each party, the actual knowledge of its current Chief Executive Officer, its current Chief Financial Officer, its current Chief Operating Officer or its current General Counsel and, in the case of Spring, its current Group Financial Controller and, in the case of Autumn, its current Corporate Finance Director.

c.

When a reference is made in this Agreement to a Clause, Schedule or an Appendix, such reference shall be to a clause of, or a schedule or an appendix to, this Agreement unless otherwise indicated. The Schedules and Appendices form part of this Agreement.

d.	Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”.

e.	Any statute, rule or regulation defined or referred to herein means such statute, rule or regulation as from time to time amended, modified or supplemented.

f.

References to any English legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

g.

If anything done under this Agreement is a supply on which VAT is chargeable, the recipient of that supply shall pay to the maker of it (in addition to any other amounts payable under this Agreement) an amount equal to any VAT so chargeable for which the maker of the supply is liable to account.

h.	References to the “parties” shall, unless the context otherwise requires, mean the parties hereto, and “party” shall be construed accordingly.

2.	THE COMBINATION

2.1	Structure of the Combination

a.	The parties have agreed that the Combination of their businesses be implemented by means of the Scheme (including the Contribution).

b.

The parties agree that the intention is to implement the Combination in accordance with the Timetable. Each party undertakes to inform the other party as soon as reasonably practicable upon becoming aware of a significant deviation, or likely significant deviation, from the Timetable and the parties undertake to consult and discuss in good faith the reason for such deviation and use all reasonable endeavours to agree any necessary amendments to the Timetable.

2.2	Implementation of the Scheme

a.

Spring undertakes to Autumn that it will take, or procure to be taken, all such steps as are within its power and are reasonably necessary to implement the Scheme in accordance with the Timetable, and in accordance with and subject to the terms and conditions of this Agreement including the execution or procuring of the execution of all such documents, and do or procure the carrying out of all such actions, as may be reasonably necessary or desirable to implement the Scheme.

b.

Autumn undertakes to Spring that it will take, or procure to be taken, all such steps as are within its power and are reasonably necessary to implement the Scheme in accordance with the Timetable and in accordance with and subject to the terms and conditions of this Agreement, including:

(i)	(subject to the satisfaction or, if applicable, waiver or deemed waiver of the Conditions), through legal counsel, undertaking at the Court Hearing to be bound by the Scheme;

(ii)	executing or procuring the execution of all such documents, and doing or procuring the carrying out of all such actions, as may be reasonably necessary or desirable to implement the Scheme; and

(iii)

prior to the Court Hearing, passing a board resolution resolving to issue the New Autumn Shares to Spring shareholders in accordance with the terms of the Scheme, subject only to the Court Order being filed at the Cayman Islands Registrar of Companies.

c.

Each party will have due regard to, and take due account of, all reasonable requests from time to time of the other in relation to the Scheme, the Contribution and their implementation. In addition, the parties have jointly obtained legal and accounting advice that under current law and practice in Luxembourg, it will be practicable for Autumn to pay dividends to its shareholders free of Luxembourg withholding tax following Completion. The parties will consult with each other and cooperate in good faith to seek an alternative mutually satisfactory solution if, prior to Completion, it becomes apparent to the parties that it will no longer be practicable for Autumn to pay dividends to its shareholders free of Luxembourg withholding tax following Completion.

2.3	Principal terms and conditions of the Scheme and the Contribution

The parties agree that the principal terms and conditions of the Scheme and the Contribution shall be as set out in Schedule 1, subject to any amendments or modifications thereto that may be agreed by the parties in writing.

2.4	The Scheme documentation

a.

Spring shall, as soon as reasonably practicable, prepare the Scheme Document and Spring Forms of Proxy and, subject to any necessary approval of the Court (which approval Spring shall not be required to seek until the Prospectus has been approved by the CSSF), circulate the Scheme Document and Spring Forms of Proxy to Spring shareholders as soon as reasonably practicable.

b.

Spring agrees to seek the approval of Autumn to the content of the Scheme Document (excluding information in relation to Spring, its Subsidiaries and its directors) and not to finalise or publish the Scheme Document unless it has first obtained the prior written approval of Autumn (such approval not to be unreasonably withheld or delayed).

c.

Autumn undertakes to provide Spring as soon as reasonably practicable with all such information about itself and its Subsidiaries and any arrangements with management as may reasonably be required for inclusion in the Scheme Document and to provide as soon as reasonably practicable such other assistance as Spring may reasonably require in connection with the preparation of the Scheme Document (in each case, having regard to the requirements of any Applicable Laws), including access to, and procuring (so far as it is reasonably able) the provision of assistance by, the management of, and relevant professional advisers to, Autumn, subject to applicable Competition Laws.

d.

Autumn shall, as soon as reasonably practicable, prepare the Prospectus and, subject to the approval of the Prospectus by the CSSF, Autumn shall circulate such document, together with notice of the Autumn General Meeting and the Autumn Forms of Proxy, to Autumn shareholders as soon as reasonably practicable.

e.

Autumn agrees to seek the approval of Spring to the content of the Prospectus (excluding information in relation to Autumn, its Subsidiaries and its directors) and not to finalise or publish the Prospectus unless it has first obtained the prior written approval of Spring (such approval not to be unreasonably withheld or delayed).

f.

Spring undertakes to provide Autumn as soon as reasonably practicable with all such information about itself and its Subsidiaries and any arrangements with management as may reasonably be required for inclusion in the Prospectus and to provide as soon as reasonably practicable such other assistance as Autumn may reasonably require in connection with the preparation of the Prospectus (in each case, having regard to the requirements of any Applicable Laws), including access to, and procuring (so far as it is reasonably able) the provision of assistance by the management of, and relevant professional advisers to, Spring, subject to applicable Competition Laws.

g.

Each party shall as soon as reasonably practicable prepare, execute, agree, settle, publish and/or announce (and procure the preparation, execution, agreement, settlement, publishing and/or announcement) of all such documents, circulars, forms, notices or announcements (as the case may be) other than those referred to in Clauses 2.4(a) and (d) as may be required for the implementation of the Scheme and the Contribution in accordance with the terms of this Agreement and the requirements of the Court, and shall use all reasonable endeavours to provide such information as may be necessary or desirable for inclusion in such documentation.

2.5	Auditor’s report

Autumn shall instruct Ernst & Young (the “Independent Auditor”) to prepare the report required by the Luxembourg Companies Act with respect to the Contribution (the “Auditor’s Report”) and each of Autumn and Spring shall provide the Independent Auditor with all information, access to management and letters of representation, required by the Independent Auditor to issue the Auditor’s Report.

2.6	Completion

The Combination shall become effective upon the Scheme becoming effective in accordance with its terms (“Completion”).

2.7	Transfer Taxes

All stamp, transfer, documentary, sales and use, value added, registration and other such taxes (including any penalties and interest) incurred in connection with the effecting of the Combination (collectively, the “Transfer Taxes”) shall be paid by Autumn, and Autumn shall, at its own expense, procure any stock transfer stamps required by, and properly file on a timely basis all necessary Returns and other documentation with respect to, any Transfer Tax and provide to Spring evidence of payment of all Transfer Taxes.

3.	ARTICLES OF INCORPORATION OF AUTUMN AND NAME OF AUTUMN

3.1	Articles of Incorporation of Autumn

Autumn shall cause its articles of incorporation to be amended and restated as of the Effective Time in the form set out in Schedule 2 (the “Amended and Restated Autumn Articles”).

3.2	Name of Autumn

Autumn shall cause its name to be changed to “Subsea 7 S.A.” with effect from the Effective Time.

4.	DIRECTORS AND OFFICERS OF AUTUMN UPON IMPLEMENTATION OF THE COMBINATION

4.1	Board of Directors of Autumn

Autumn shall procure that with effect from the Effective Time, the board of directors of Autumn shall consist of nine (9) Directors whereof four (4) have been nominated by the Autumn board of directors (the “Designated Autumn Directors”), four (4) by the Spring board of directors (the “Designated Spring Directors”).

The Designated Autumn Directors shall be the following:

Sir Peter Mason (Independent)

Dod Fraser (Independent)

Trond Westlie (Independent)

Jean Cahuzac (Non Independent)

The Designated Spring Directors shall be the following:

Kristian Siem (Non Independent)

Mel Fitzgerald (Non Independent)

Arild Shultz (Non Independent)

Allen Stevens (Independent)

Solely for the purposes of this Agreement (and related provisions in the Relationship Agreement) Arild Schultz shall not be an “Independent Director” (as defined in this Agreement) of Autumn, although the parties acknowledge and agree that, as of the date hereof, Arild Schultz would be classified as an “independent director” of Autumn pursuant to the Oslo Stock Exchange Rules and the NASDAQ Listing Rules.

Prior to Completion, the Chairman of Autumn and the Chairman of Spring shall agree the identity of a ninth (9th) Director to the board of directors of Autumn who shall be an Independent Director.

Prior to Completion, Autumn shall advise Spring, and Spring shall advise Autumn, of the identity of the two Autumn Designated Directors and two Spring Designated Directors, respectively, whose initial term shall expire at the annual general meeting of Autumn to be held not less than 12 months after Completion. The initial term of the ninth (9th) Director shall also expire at such annual general meeting. The initial term of the other two Autumn Designated Directors and the other two Spring Designated Directors shall expire at the then following annual general meeting of Autumn.

Autumn shall procure that with effect from the Effective Time, Kristian Siem shall be the Chairman of the board of directors of Autumn and Sir Peter Mason shall be the Senior Independent Director of the board of directors of Autumn. No member of the board of directors of Autumn shall have a casting vote.

If, prior to the Effective Time, any Designated Autumn Director becomes unwilling or unable to serve as a director of Autumn at the Effective Time as a result of illness, death, resignation or any other reason, then a replacement for such Person shall be selected by the board of directors of Autumn, after consultation with Spring, and such replacement shall constitute a Designated Autumn Director, provided that where the original Designated Autumn Director would have been an Independent Director, the replacement shall also be an Independent Director. If, prior to the Effective Time, any Designated

Spring Director becomes unwilling or unable to serve as a director of Autumn at the Effective Time as a result of illness, death, resignation or any other reason, then a replacement for such Person shall be selected by the board of directors of Spring, after consultation with Autumn, and such replacement shall constitute a Designated Spring Director, provided that where the original Designated Spring Director would have been an Independent Director, the replacement shall also be an Independent Director. If, prior to the Effective Time, the ninth (9th) Director becomes unwilling or unable to serve as a director of Autumn at the Effective Time as a result of illness, death, resignation or any other reason, then a replacement for such Person shall be selected by the Chairman of Autumn and the Chairman of Spring and, for the avoidance of doubt, such replacement shall also be an Independent Director.

Autumn shall procure that, unless the parties otherwise agree to the contrary in writing prior to Completion, at the Effective Time, Autumn’s board of directors shall have the following three committees: a remuneration committee; a nominations and corporate governance committee; and an audit committee, in each case satisfying the requirements of Applicable Law and NASDAQ and in accordance with the Amended and Restated Autumn Articles. The membership of each committee of the board of directors of Autumn at the Effective Time shall be determined by Sir Peter Mason and Kristian Siem prior to Completion and the committees will accordingly be set up by Autumn at the Effective Time.

4.2	Certain Employees of Autumn

a.

Autumn and Spring agree that the executive management team at the Effective Time shall comprise the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President – Human Resources, Senior Vice President – General Counsel and Senior Vice President – Business Development & Marketing (the “Executive Management Team”).

b.	Autumn shall procure that, at the Effective Time, Jean Cahuzac shall be the initial Chief Executive Officer of Autumn and shall be the sole executive on the board of directors of Autumn.

c.

Autumn shall procure that, at the Effective Time, Simon Crowe shall be the initial Chief Financial Officer of Autumn and John Evans shall be the initial Chief Operating Officer of Autumn. Autumn and Spring agree that the other members of the Executive Management Team at the Effective Time shall be selected prior to Completion by the CEO of Spring and the CEO of Autumn based on merit, and, where reasonably possible, shall result in a balanced composition of executive management team members that have been nominated by Autumn and Spring, respectively.

d.

Autumn shall procure that Mel Fitzgerald shall be retained by Autumn for a period of twelve (12) months following the Effective Time as an adviser, to assist the Chief Executive Officer of Autumn in matters relating to the integration process following the Combination.

5.	SPRING STOCK PLANS, AUTUMN OPTIONS AND SPRING CONVERTIBLE BONDS

5.1	Spring Stock Plans

a.	In relation to Spring options and awards outstanding at the Effective Time then:

(A)	awards under the Spring Restricted Share Plan will be compulsorily exchanged for new equivalent awards over Autumn shares;

(B)

options granted under the Spring Company Share Option Plan will not become exercisable but instead may be exchanged for new equivalent options over Autumn shares (subject to the prior approval of HMRC for options granted under the UK approved sub-plan). To the extent options are not exercised before the Effective Time, they shall cease to be exercisable and shall then lapse on the date six months after the date of the court sanction;

(C)	options under the Summer Plan will be converted to/replaced by equivalent options to acquire Autumn shares; and

(D)

holders of Spring awards under the UK share incentive plan (the “SIP”) shall be invited to direct the relevant custodian to exchange the Spring awards over Autumn shares (subject to relevant HMRC approval).

b.

All awards of Spring shares in the form of purchased, dividend and matching shares under the Spring Share Purchase Plan (other than the SIP) will vest at the Effective Time and the participants under this plan will receive the relevant consideration for such shares as part of the Scheme of Arrangement. No further contributions will be made to the Spring Share Purchase Plan (or the SIP) following the Effective Time and no further share awards will be made under it.

c.

At or prior to the Effective Time Autumn shall take all corporate action necessary to reserve for issuance a number of Autumn Shares equal to the number of Autumn Shares issuable upon the exercise of the Spring options, or vesting of the Spring share awards where they are exchanged for new equivalent awards/options over Autumn share pursuant to this clause 5.

d.

At the Effective Time all options to acquire Autumn Shares set out in Section 5.1(d) of the Autumn Disclosure Letter shall remain outstanding following the Effective Time and shall continue to be subject to the same terms and conditions as under the applicable Autumn stock plan, the applicable option agreement and any other governing instrument with respect to such Autumn option entered into pursuant hereto.

e.

Notwithstanding the remainder of this clause 5, Autumn and Spring agree to co-operate in good faith and take reasonable steps to mitigate any material adverse tax implications for participants in the Spring Stock Plans as a consequence of the transactions contemplated under this Agreement.

f.	Where options and awards over Spring Shares are exchanged for new equivalent options/awards over Autumn Shares then they will remain governed by the rules of the relevant Spring Stock Plan.

g.

Subsisting Spring options and awards over Spring Shares which are exchanged, or rolled-over, shall be replaced by that whole number of Autumn shares determined and calculated in accordance with the Scheme Ratio and for any options the exercise price will be correspondingly adjusted so that the aggregate exercise price of the Spring option prior to the exchange is equal to the aggregate exercise price of the replaced Autumn option after the exchange.

5.2	Spring Convertible Bonds

Prior to the Effective Time, Autumn shall (i) take such steps and enter into such undertakings and assume such obligations as shall be required by the Convertible Bond Trustee (including the execution of a deed supplemental to or amending a Spring Convertible Bond document or entering into any other ancillary documents, as required) under or in respect of (a) Condition 6(l) of the terms and conditions of the Spring Convertible; and (b) Clause 15 of the loan agreement, dated 9 October 2009 which sets out the terms on which the bondholders have subscribed for the Norwegian Law Spring Convertible and (ii) enter into such other undertakings and assume such obligations as required under the terms and conditions of the Spring Convertible Bonds or, upon Spring’s request, as may be required to transfer the principal debt obligation to Autumn with effect from Completion.

Spring undertakes to redeem any notes still outstanding under the USD175,000,000 Spring Zero Coupon Convertible Note Issue 2007/2017 (ISIN: 001 0372774) on or prior to Completion.

5.3	Conversion of Spring Shares and Spring Convertible Bonds

Autumn and Spring undertake to cooperate in good faith, prior to and after the Effective Time, to ensure that in circumstances where the Spring Shares or Spring Convertible Bonds are converted into or exchanged for Autumn Shares, such conversion or exchange shall be implemented in the most efficient manner in accordance with Applicable Law, and in the case of the Spring Convertible Bonds, with due regard being had to the terms and conditions of the Spring Convertible Bonds.

6.	WARRANTIES OF THE PARTIES

Except as set forth in (a) the relevant disclosure letter to be delivered to Autumn by Spring or to Spring by Autumn (as applicable) at or prior to the execution hereof (provided that the disclosure of an item in one section of a disclosure letter shall be deemed to modify both (i) the warranties contained in the section of this Agreement with respect to either Spring or Autumn, as the case may be, to which such section in such disclosure letter corresponds in number and (ii) any other warranty of Spring or Autumn, as the case may be, in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure letter that such disclosure would also qualify or apply to such other warranty) (each a “Disclosure Letter”), (b) any financial statements filed with the Oslo Stock Exchange and any publicly available financial statements filed with the SEC and NASDAQ prior to the date hereof; (c) any documents filed prior to the date hereof by either party with a Governmental Entity that are generally available to the public; or (d) any other written public announcements made prior to the date hereof and generally available to the public; each of Autumn and Spring warrants to the other as of the date of this Agreement in the terms of Clauses 6.1 to 6.17:

6.1	Existence; Good Standing; Corporate Authority

It is a company duly incorporated, validly existing and in good standing (insofar as such term applies as a concept in the jurisdiction of incorporation of such party) under the laws of its jurisdiction of incorporation. It has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted. The copies of its constitutional documents attached as Section 6.1 of such party’s Disclosure Letter are true and correct and updated as of the date hereof.

6.2	Authorisation, Validity and Effect of Agreements

It has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby have been duly authorised by its board of directors, and no other corporate proceedings on the part of such party are necessary to authorise the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, other than the approvals of such party’s shareholders referred to in Clause 8.1 and the issue of the Auditors’ Report referred to in Clause 8.2. This Agreement has been duly and validly executed and delivered by such party and, assuming due authorisation, execution and delivery of this Agreement by the other party, constitutes the valid and legally binding obligation of such party, enforceable against it in accordance with its terms.

6.3	Capitalisation

As of the date of this Agreement, the authorised and issued share capital of such party is as set out in Section 6.3 of such Party’s Disclosure Letter. All of the outstanding shares of such party have been duly authorised and validly issued, are fully paid and are not subject to, nor were they issued in violation of, any pre-emptive rights. As of the date of this Agreement, except as set forth in Section 6.3 of such party’s Disclosure Letter, (i) there are no outstanding or authorised options, warrants, subscriptions, convertible or exchangeable securities, pre-emptive rights or other rights, or other commitments contingent or otherwise, relating to the capital stock of, or other equity or voting interest in, such party, which obligate such party or any of its Subsidiaries to issue, deliver, transfer or sell or cause to be issued, delivered, transferred or sold, any shares or other voting securities or other equity interest in such party or any of its Subsidiaries or any securities convertible into or exchangeable for such shares, securities or equity interests, and (ii) there are no outstanding or authorised contractual obligations of such party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital shares or other voting securities of or other equity interest in such party or any of its Subsidiaries.

6.4	Subsidiaries

To the knowledge of such party, each of such party’s Subsidiaries is duly organized, validly existing and (insofar as such term applies as a concept in the jurisdiction of incorporation of such Subsidiary) in good standing under the laws of its jurisdiction of incorporation, has the power and authority to own, operate and lease its properties and assets and to carry on its business as it is now being conducted. Except as set forth in Section 6.4 of such party’s Disclosure Letter, all of the outstanding shares or other ownership interests in each of such party’s Subsidiaries are duly authorised, validly issued, fully paid and non-assessable and, as of the date of this Agreement, are owned, directly or indirectly, by such party free and clear of all mortgages, liens, encumbrances or other security interests.

6.5	Compliance with Laws; Permits

Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Material Adverse Effect with respect to such party, and except for matters arising under Environmental Laws which are treated exclusively in Clause 6.13, and except as set forth in Section 6.5 of such party’s Disclosure Letter, to the knowledge of such party:

a.

neither it nor any of its Subsidiaries is in violation of any Applicable Law relating to the ownership or operation of any of their respective assets or businesses and no claim is pending or threatened with respect to any such matters;

b.

it and each of its Subsidiaries hold all Permits necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses; such Permits are in full force and effect and there exists no default thereunder or breach thereof, and such party has no notice or actual knowledge that such Permits will not be renewed in the ordinary course after the Effective Time; no Governmental Entity has taken, or threatened to take, any action to terminate, cancel or reform any such Permit;

c.

each vessel owned or leased by it or one of its Subsidiaries which is subject to classification is in a class without overdue conditions or recommendations according to the rules and regulations of the applicable classification society and laws of the flag state; and

d.

without limiting the generality of clause (a) above, neither such party nor any of its Subsidiaries, (i) is, to the extent applicable, in violation of the FCPA or other similar Applicable Laws as a result of having made, offered or authorised any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose with respect to such party or any of its Subsidiaries of influencing an act or decision in his official capacity or inducing him to use his influence with that government or (ii) is in violation of the FCPA or other similar Applicable Laws as a result of having made, offered or authorised any payment to any Governmental Entity, political party or political candidate for the purpose with respect to such party or any of its Subsidiaries of influencing any official act or decision, or inducing such Person to use any influence with that government.

6.6	No Conflict

a.

Except as set forth in Section 6.6 of such party’s Disclosure Letter, the execution, delivery and performance by such party of this Agreement and all other agreements and documents contemplated hereby to which it is a party will not (i) result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation under any provision of the certificate of incorporation or by-laws or the comparable organisational documents of such party or any of its Subsidiaries or any of the terms and conditions of, any contract, note, bond, mortgage, joint venture or other instrument or obligation to which such party or any of its Subsidiaries is a party or by which they or any of their respective properties or assets is bound, or (ii) contravene or conflict with any Applicable Law, except, in each case, as do not, individually or in the aggregate, have a Material Adverse Effect with respect to such party.

b.

Except as set forth in Section 6.6 of such party’s Disclosure Letter, the execution, delivery and performance by such party of this Agreement will not require such party to obtain any consent, approval or authorisation of a Governmental Entity, other than the filings and notifications listed on Section 6.6 of such party’s Disclosure Letter, and except for any consent, approval or authorisation the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Material Adverse Effect with respect to such party.

6.7	Financial Reports

To the knowledge of such party:

a.

it has, since the date of its latest published annual financial statements, complied in all material respects with all disclosure and filing obligations to which it is subject under the regulations of the SEC (to the extent applicable) directive 2004/109/EC as implemented and the Oslo Stock Exchange. Each document filed with the SEC (to the extent applicable) the Luxembourg Stock Exchange acting as officially appointed mechanism within the meaning of directive 2004/109/EC as implemented (to the extent applicable) or the Oslo Stock Exchange since 1 January 2010 (with respect to Spring) and 1 December 2009 (with respect to Autumn) did not contain any untrue statement of a material fact required to be stated therein or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent updated, corrected or disclosed in a subsequently filed document filed prior to the date hereof.

b.

its latest annual financial statement and all interim financial statements such party has filed with the SEC (to the extent applicable) the Luxembourg Stock Exchange acting as officially appointed mechanism within the meaning of directive 2004/109/EC as implemented (to the extent applicable) or the Oslo Stock Exchange after its latest annual financial statement (collectively the “Reports”) (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of such party as of its date; and

c.

each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of such party and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with IFRS consistently applied during the periods involved, except as indicated in the notes thereto.

6.8	Litigation

Except as set forth in Section 6.8 or, in relation to Tax, in Section 6.10(a) of such party’s Disclosure Letter, to the knowledge of such party, there are no actions, suits or proceedings pending against such party or any of its Subsidiaries or threatened against such party or any of its Subsidiaries before or by any court, or any arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

6.9	Absence of Certain Changes

To the knowledge of such party:

a.

since 31 December 2009 (in the case of Spring) and 30 November 2009 (in the case of Autumn), there has not been any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on such party;

b.

since 31 December 2009 (in the case of Spring) and 30 November 2009 (in the case of Autumn), such party and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects; and

c.

since 31 December 2009 (in the case of Spring) and 30 November 2009 (in the case of Autumn), there has not been: (i) except as required by Applicable Law or as set forth in Section 6.9 of such party’s Disclosure Letter, any material change by such party or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any share capital of such party or any redemption, purchase or other acquisition of any of its securities, (iii) any split, combination or reclassification of any of such party’s shares or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for such party’s shares, (iv) any increase in or establishment of any Benefit Plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of such party or any of its Subsidiaries other than (A) in the ordinary course of business consistent with past practices, or (B) solely between such party and any of its direct or indirect wholly-owned Subsidiaries or solely among two or more of such party’s direct or indirect wholly-owned Subsidiaries, or (vi) any agreement or commitment (contingent or otherwise) by such party or (to the extent that the foregoing refer to any of its Subsidiaries) any of its Subsidiaries to do any of the foregoing.

6.10	Taxes

To the knowledge of such party:

a.

it and its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all Returns required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party, and all such Returns are correct and complete in all material respects, and (ii) duly paid, or deposited in full, on a timely basis (including all applicable extensions) or made adequate provision in accordance with IFRS for the payment of all Taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such Taxes does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

b.

no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Returns of such party or any of its Subsidiaries which, if adversely determined, is reasonably likely to have a Material Adverse Effect;

c.

no Governmental Entity has asserted in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which such party or any of its Subsidiaries may be liable with respect to Taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a Material Adverse Effect with respect to such party;

d.

neither it nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Returns of such party or any of its Subsidiaries, which request, agreement, consent or waiver is reasonably likely to have a Material Adverse Effect with respect to such party; and

e.

except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Material Adverse Effect with respect to such party, neither it nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among such party and its Subsidiaries and other than customary Tax indemnifications contained in credit or similar agreements or acquisition or divestiture agreements).

6.11	Employees

To the knowledge of such party:

a.	Section 6.11 of such party’s Disclosure Letter contains a list of all such party’s Benefit Plans;

b.

except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Material Adverse Effect with respect to such party; (i) such party is in compliance with all reporting and disclosure requirements under Applicable Law with respect to such party’s Benefit Plans; (ii) such party’s Benefit Plans are being maintained and operated in accordance with their terms, and there are no breaches of fiduciary duty in connection with such party’s Benefit Plans; (iii) there are no pending or threatened claims against or otherwise involving any such party’s Benefit Plans, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of such party’s Benefit Plan activities) is pending against or with respect to any of such party’s Benefit Plans; and (iv) all contributions required to be made as of the date hereof to such party’s Benefit Plans have been made or provided for; and

c.

except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Material Adverse Effect with respect to such party: no Benefit Plan of such party provides medical, surgical, hospitalisation, death or similar benefits (whether or not insured) for employees or former employees of such party or any Subsidiary of such party for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

6.12 Labour Matters

Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Material Adverse Effect with respect to such party, to the knowledge of such party: (i) neither it nor any of its Subsidiaries is in receipt of any unresolved written complaint of any unfair labour practice or other unlawful employment practice or any written notice of any violation of any Applicable Law with respect to the employment of individuals by, or the employment practices of, such party or any Subsidiary of such party or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labour practice charges or other employee related complaints against such party or any Subsidiary of such party pending or threatened, before any Governmental Entity by or concerning the employees working in their respective businesses.

6.13	Environmental Matters

To the knowledge of such party, except as set forth in Section 6.13 of such party’s Disclosure Letter:

a.

it and each of its Subsidiaries is in compliance with all Environmental Laws, except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party. There are no facts, conditions or circumstances that currently interfere (or are reasonably likely to interfere in the future) with the conduct of any of such party’s businesses in the manner now conducted or which interfere with such party’s continued compliance with any Environmental Law, except for any non-compliance or interference that does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party; and

b.

except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party, no judicial or administrative proceedings or governmental investigations are pending or threatened against such party or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current or former businesses, assets or properties of such party or any Subsidiary of such party, including but not limited to on-site or off-site disposal, release or spill of any material, substance or waste classified, characterised or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or by-products (“Hazardous Materials”) which currently violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief; and

c.

neither such party nor any of its Subsidiaries (i) has received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law that is currently pending or (ii) is subject to any consent, decree or order of any Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, in each case except for any such matters as do not and are not reasonably likely to have a Material Adverse Effect with respect to such party.

6.14	Intellectual Property

To the knowledge of such party, it and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party. To the knowledge of such party, neither it nor any of its Subsidiaries has received notice of any claims currently pending challenging the validity of such intellectual property, licenses or rights which claims are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party. To the knowledge of such party, the conduct of such party’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party. To the knowledge of such party, there is no infringement of any intellectual property owned by such party or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party.

6.15	Insurance

To the knowledge of such party:

a.

except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to such party, such party and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as such party and its Subsidiaries consider reasonably prudent for the conduct of their respective business as of the date hereof;

b.

except for such matters as do not and are not reasonably likely to have, on an individual basis, a Material Adverse Effect with respect to such party, no event relating specifically to such party or its Subsidiaries (as opposed to events affecting the subsea industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain; and

c.

excluding insurance policies that have expired and been replaced in the ordinary course of business no excess liability, hull or protection and indemnity insurance policy has been cancelled by the insurer within one year prior to the date hereof and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of such party or any Subsidiary of such party during the period of one year prior to the date hereof, and prior to the date hereof no event has occurred, including the failure by such party or any Subsidiary of such party to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of such party or any Subsidiary of such party under any such excess liability, hull or protection and indemnity insurance policies.

6.16	Approval by the shareholders

The consummation of the transactions contemplated by this Agreement does not require any approval of the shareholders of such party other than as described in Clause 8.1.

6.17 Affiliate Transactions

To the knowledge of such party, Section 6.17 of such party’s Disclosure Letter contains a fair and accurate summary in all material respects of all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, whether written or oral, to or by which such party or any of its Subsidiaries, on the one hand, and any of their respective Affiliates or, in respect of Spring, Summer and its Affiliates, (other than such party or any of its Subsidiaries) on the other hand, are or have been a party and that involve continuing liabilities and obligations other than, in any such case, those that by their terms are terminable, without penalty, by such party with 90 days notice or less.

6.18	Joint Ventures

With respect to the Joint Ventures, Autumn warrants to Spring as of the date of this Agreement in the terms of the Clauses listed below as if the Joint Ventures were Subsidiaries of Autumn, it being acknowledged by Spring that such warranties are given only to the knowledge of Autumn, in relation to the Joint Ventures:

a.	6.3 (Capitalisation);

b.	6.4 (Subsidiaries)

c.	6.5 (Compliance with Laws; Permits);

d.	6.6(a) (No Conflict);

e.	6.7(c) (Financial Reports);

f.	6.8 (Litigation);

g.	6.9(b) and (c) (Absence of Certain Changes);

h.	6.10 (Taxes);

i.	6.12 (Labour Matters);

j.	6.13 (Environmental Matters);

k.	6.14 (Intellectual Property); and

l.	6.15 (Insurance).

6.19	Disclaimer

Except for the warranties contained in this Clause 6 of this Agreement, each of the parties acknowledges that neither the other party nor any other Person on behalf of the other party makes any other express or implied warranty or any representation with respect to such other party or with respect to any other information provided (directly or indirectly) to the first party.

7. COVENANTS

7.1 Conduct of Business

From the date of this Agreement until the Effective Time, except as expressly contemplated by any other provision of this Agreement or as required by Applicable Laws (provided that the party proposing to take such action expressly contemplated by any other provision of this Agreement or required by Applicable Law has provided the other party with advance notice of the proposed action to the extent practicable), unless the other party has consented in writing thereto (which consent shall not be unreasonably withheld, delayed or conditioned) or such action is described in Section 7.1 of the relevant Disclosure Letter, each of Autumn and Spring:

a.

shall, and shall cause each of its Subsidiaries to, conduct its operations according to their ordinary course consistent with past practice in all material respects and in accordance with Applicable Laws in all material respects;

b.

to the extent consistent with Clause 7.1(a), shall use its reasonable commercial endeavours, and shall cause each of its Subsidiaries to use its reasonable commercial endeavours, to preserve intact their business organisations, keep available the services of their respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with them;

c.	shall not amend, in the case of Autumn, its articles of incorporation and, in the case of Spring, its memorandum and articles of association;

d.

shall (i) promptly notify the other of any actual or threatened in writing material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings involving such party or any of its Subsidiaries, in each case arising after the date of this Agreement where the amount in dispute or the subject of such complaint, investigation or hearing has a value in excess of USD 25 million, and (ii) give prompt notice to the other of any change, occurrence, fact, event, or circumstance known to such party that is reasonably likely, individually or taken together with all other changes, occurrences, facts, events, or circumstances known to such party, to result in a Material Adverse Effect on such party and (iii) give prompt notice to the other of any change, occurrence, fact, event, or circumstance that becomes known to such party that is reasonably likely to prevent or materially delay or materially impair the ability of such party to perform its obligations hereunder or to consummate the Combination or the other transactions contemplated hereby;

e.

shall not and shall cause each of its Subsidiaries not to, (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof or otherwise pursuant to existing option plans, in each case as disclosed in such party’s Disclosure Letter, issue, grant, sell, transfer, pledge, dispose of or encumber any shares of any class or any other securities of such party or any of its Subsidiaries, or issue or grant securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any such shares or other such securities (other than the issuance of shares by a Subsidiary of a party to such party or to another direct or indirect wholly owned Subsidiary of such party), or adjust, split, combine, reclassify, exchange, recapitalise, consolidate or sub-divide any shares or other equity interests of such party or any of its Subsidiaries (other than intra-group transactions relating to securities of direct or indirect wholly owned Subsidiaries that solely involve a party and/or one or more of its direct or indirect wholly owned Subsidiaries), (ii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any of its shares existing or outstanding on the date hereof; or (iii) adopt any new Benefit Plan or amend any existing Benefit Plan in any material respect;

f.

shall not and shall cause each of its Subsidiaries not to, (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its shares, whether payable in cash, stock or any other property or right (other than any dividend, distribution or payment from a direct or indirect wholly owned Subsidiary to that party and/or one or more of its direct or indirect wholly owned Subsidiaries) or (ii) redeem, purchase or otherwise acquire any of its shares or capital stock, or any shares or capital stock of any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries), except as (1) expressly required by the terms of any capital stock of, or other equity interests in, any of its Subsidiaries outstanding on the date of this Agreement, or (2) expressly contemplated by any Benefit Plan existing on the date of this Agreement;

g.

shall not, and shall cause each of its Subsidiaries not to, (A) sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) where the aggregate value of all such assets disposed of by such party and its Subsidiaries between the date of this Agreement and the Effective Time would exceed USD 50 million except for (i) sales or leases of assets in the ordinary course of business, (ii) sales, leases or other transfers between such party and its direct or indirect wholly owned Subsidiaries or between those Subsidiaries or (iii) sales, leases or other dispositions pursuant to contracts in effect on the date hereof; and (B) mortgage, pledge, encumber or grant a security interest with respect to any of its assets (including capital stock of Subsidiaries) except (i) in the ordinary course of business consistent with past practice and (ii) as security for any indebtedness incurred in accordance with Clause 7.1(o);

h.

shall not, and shall cause each of its Subsidiaries not to, acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in, or purchase a substantial portion of the assets of, any business or corporation (i) for an aggregate consideration for all such acquisitions (including taking into account any debt acquired or assumed as part of such acquisitions) in the period between the date of this Agreement and the Effective Time in excess of USD 25 million (excluding (1) acquisitions or proposed acquisitions disclosed in Section 7.1 of the relevant Disclosure Letter, and (2) intra-group reorganisations, acquisitions, liquidations or mergers that solely involve a party and/or a party’s direct or indirect wholly owned Subsidiaries) or (ii) where a filing under any competition, antitrust or premerger notification laws is required;

i.

shall not, and shall cause each of its Subsidiaries not to, incur or enter into any commitment for any capital expenditure which together with all other capital expenditure incurred or committed by that party and its Subsidiaries between the date of this Agreement and Completion would exceed an aggregate sum of USD80 million, excluding (i) capital expenditure included in the budgeted or forecasted capital expenditure for 2010 and 2011 as disclosed in Section 7.1 of that party’s Disclosure Letter or (ii) other planned capital expenditure disclosed in Section 7.1 of that party’s Disclosure Letter;

j.	shall not, except as may be required by Applicable Law or as a result of a change in IFRS, change any of the material accounting principles for consolidated accounts or practices used by it;

k.

shall, and shall cause each of its Subsidiaries to, use reasonable commercial endeavours to maintain its material insurance policies existing as of the date hereof or comparable replacement policies with reputable insurers in such amounts and against such risks and losses as are customary for such party;

l.

shall not, and shall cause each of its Subsidiaries not to, (i) make or rescind any material election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, provided, however, that Autumn shall change its tax status in Luxembourg from a 1929 holding company to a fully taxable Luxembourg company for tax purposes with effect on or before 1 January 2011 or (if earlier) Completion or (ii) change in any material respect any of its methods of reporting any item for Tax purposes from those employed in the preparation of its Returns for the most recent taxable year for which a Return has been filed, except as may be required by Applicable Laws;

m.

shall not settle or compromise any material claim, action, suit, litigation, proceeding or arbitration (“Proceedings”) if the cost to Spring or Autumn of such settlement or compromise exceeds by more than USD 25 million any provision or reserve made in such party’s latest annual or quarterly financial statements before the date of this Agreement relating to such Proceedings;

n.

subject to Clause 7.2 and Clause 7.3, such party shall not, and shall cause each of its Subsidiaries not to, do any matter or thing which would cause any of the Scheme Conditions not to be satisfied and otherwise not take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorisation, order or approval of any governmental commission, court, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

o.

shall not and shall cause each of its Subsidiaries not to incur any indebtedness for borrowed money (including pursuant to any commercial paper program or credit facility) or issue any debt securities (in each case, other than intra-group indebtedness owed by any direct or indirect wholly-owned Subsidiary of such party to such party or any other direct or indirect wholly-owned Subsidiary of such party) or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than such party or any direct or indirect wholly owned Subsidiary of such party) in aggregate in excess of USD 50 million other than (1) letters of credit and guarantees incurred or entered into in the ordinary course of business consistent with past practice, (2) guarantees by such party or any of its direct or indirect wholly owned Subsidiaries of indebtedness of any direct or indirect wholly owned Subsidiary of such party incurred in compliance with this Clause 7.1, (3) any indebtedness or guarantees incurred pursuant to existing credit agreements disclosed in the Disclosure Letter or any renewal or replacement thereof in accordance with the last sentence of this Clause 7.1(o) and (4) financing required by a party to make an Improved Proposal in accordance with Clause 7.2(d). Nothing in this Clause 7.1(o) shall prevent (A) in the case of Autumn (i) the renewal of either or both of Autumn’s USD 400 million and USD 200 million facilities or (ii) the replacement of either or both of Autumn’s USD 400 million and USD 200 million facilities, in each case with a new facility, provided that the aggregate value of all of Autumn’s facilities (including amounts drawn and amounts that are undrawn but available) at any time shall not exceed USD 1 billion, and provided that in each of (i) and (ii) such renewed or replaced facilities are obtained on then market terms and may be cancelled at any time at no cost to Autumn (other than reasonable upfront costs incurred in relation thereto at the time of entering into such facilities), (B) in the case of Spring, the renewal or replacement of all or any of Spring’s existing facilities provided that the aggregate value of all of Spring’s facilities at any time (including amounts drawn and amounts that are undrawn but available) shall not exceed USD 1 billion, provided that any such renewed or replaced facilities are obtained on then market terms and may be cancelled at any time at no cost to Spring (other than reasonable upfront costs incurred in relation thereto at the time of entering into such facilities).

p.

shall not and shall cause each of its Subsidiaries not to, other than in the ordinary course of business (1) enter into any material agreements, contracts or other arrangements with any of their respective Affiliates or, in respect of Spring, Summer and its Affiliates, (other than such party or any of its Subsidiaries) or (2) amend or vary in any material respect any existing agreements, contracts or other arrangements with any of their respective Affiliates or, in respect of Spring, Summer and its Affiliates, (other than such party or any of its Subsidiaries);

q.

shall not and shall cause each of its Subsidiaries not to, with respect to any of its former, present or future officers or employees, increase any compensation or benefits payable to them, or enter into, terminate, amend or extend (or permit the extension of) any employment or consulting agreement, in each case other than in the ordinary course of business consistent with past practice;

r.

in the case of Autumn, it shall (1) subject to any restrictions under applicable Competition Laws, notify and consult (in good faith) with Spring in relation to any matter of which it is aware that is proposed to be undertaken by any Joint Venture which would require Spring’s consent under this Clause 7.1 if such Joint Venture were a Subsidiary of Autumn and (2) to the extent that it is capable of doing so (in its capacity as a direct or indirect shareholder (including under any shareholder agreement) through Autumn’s or its Affiliate’s appointees on the board or otherwise through the exercise of such rights as it may have under applicable documentation) procure that Company A (as defined in Clause 7.1(r) of the Disclosure Letter) and Company B (as defined in Clause 7.1(r) of the Disclosure Letter) shall not incur or enter into any commitment for any capital expenditure which together with all other capital expenditure incurred or committed by such companies between the date of this Agreement and Completion would exceed an aggregate sum of USD150 million unless Spring has consented thereto (which consent shall not be unreasonably withheld, delayed or conditioned); and

s.

shall (i) not agree or commit, in writing or otherwise, to take any of the prohibited actions referred to in Clauses 7.1(c), (e), (f), (g), (h), (i), (j), (l), (m), (n), (o), (p) and (q) above and (ii) cause each of its Subsidiaries not to agree or commit, in writing or otherwise, to take any of such actions that refer to Subsidiaries.

7.2	No Solicitation

a.

Each party agrees that, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries or their respective officers, directors or employees shall, and it shall instruct and shall use its reasonable commercial endeavours to cause its other Representatives not to, directly or indirectly: (1) solicit, initiate or knowingly encourage, or facilitate, any inquiry, proposal or offer by any third party (including any proposal or offer to its shareholders) with respect to a tender or exchange offer, scheme of arrangement, merger, consolidation, recapitalisation, reorganisation, liquidation, dissolution, business combination, purchase, sale of assets or similar transaction or series of transactions involving, individually or in the aggregate, 10% or more of the assets, net revenues or net income of such party and its Subsidiaries on a consolidated basis or 10% or more of any class of share capital of such party or any of its Subsidiaries, including any scheme of arrangement, merger, consolidation, recapitalisation, reorganisation, liquidation, dissolution, business combination, purchase or similar transaction in which 10% or more of such party’s or any of its Subsidiary’s share capital or voting securities is issued to a third party or its shareholders (any such inquiry, proposal or offer being hereinafter referred to as an “Acquisition Proposal”); (2) participate or engage in any discussions or negotiations concerning an Acquisition Proposal (other than informing the third party that the party will not participate or engage in any discussions or negotiations concerning an Acquisition Proposal); (3) amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing, in each case in connection with an Acquisition Proposal; (4) make an Adverse Recommendation Change; or (5) enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument relating to an Acquisition Proposal. Each party and its Subsidiaries, and their respective officers and directors shall, and each party will instruct and cause its other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person or group other than Autumn or Spring or their respective Affiliates, conducted prior to the date hereof by such party, its Subsidiaries or its Representatives with respect to any Acquisition Proposal.

b.	Nothing contained in this Agreement shall prevent a party prior to the Cut-off Date, from:

(A)	furnishing information, provided information is furnished pursuant to an Acceptable Confidentiality Agreement,

(B)

engaging in or knowingly facilitating any negotiations or discussions with any Person (including discussions or negotiations regarding an Acceptable Confidentiality Agreement), provided that (i) such Person has made an unsolicited bona fide written Acquisition Proposal that the board of directors of such party determines in good faith constitutes or could reasonably be expected to lead to a Superior Proposal, and (ii) the board of directors of such party, after consultation with its outside legal counsel, determines that the failure to do so is reasonably likely to be inconsistent with its fiduciary obligations under Applicable Law, or

(C)

taking the actions referred to in Clause 7.2(a)(4), provided that (i) a Person has made an unsolicited bona fide written Acquisition Proposal that the board of directors of such party determines in good faith constitutes a Superior Proposal, and (ii) the board of directors of such party, after consultation with its outside legal counsel, determines that the failure to do so is reasonably likely to be inconsistent with its fiduciary obligations under Applicable Law and (iii) such party has complied with Clause 7.2(d).

c.

As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any discussions or negotiations, a party shall notify the other party orally and in writing of any request for information from any Person that has made an Acquisition Proposal (or has indicated that it is seeking such information in contemplation of making an Acquisition Proposal) or the receipt of any Acquisition Proposal or any inquiry with respect to an Acquisition Proposal, including the identity of the Person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any such Acquisition Proposal. The party affected will keep the other party reasonably informed on a timely basis (and in any event within 24 hours) of the material developments with respect to any Acquisition Proposal, including the material terms thereof. The party receiving any Acquisition Proposal shall provide to the other party any non-public information that is provided to another Person pursuant to this Clause 7.2 at substantially the same time it provides such information to the Person making the Acquisition Proposal.

d.

Before taking the actions referred to in Clause 7.2(a)(4), or terminating the agreement pursuant to Clause 9.2 (f), the party seeking to take such action must give the other party at least five (5) Business Days’ prior written notice of its intention to take such action and during such five (5) Business Day period, the notified party shall be permitted to submit one or more proposals (the “Improved Proposal”) to the party in receipt of the Superior Proposal; such that, if acceptable to the party receiving the Superior Proposal, the board of directors of such party receiving the Superior Proposal may recommend the Improved Proposal submitted by the notified party. Moreover, the actions referred to in Clause 7.2(a)(4), or the termination of this Agreement pursuant to Clause 9.2(f) may be taken only if after such five (5) Business Day period the board of directors of the party in receipt of the Superior Proposal continues to determine in good faith, and considering any changes that have been definitively proposed in writing by the other party to the transactions contemplated by this Agreement, that such Superior Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to do so is inconsistent with its fiduciary obligations.

e.

Notwithstanding anything in this Agreement to the contrary, prior to the Cut-off Date, the board of directors of any party or any committee thereof may make an Adverse Recommendation Change (as defined herein) as a result of facts, events or circumstances other than receipt of an Acquisition Proposal, without complying with the procedures set forth in this Clause 7.2, to the extent the board of directors of such party, after consultation with its outside legal counsel, determines that a failure to do so would constitute a breach of its fiduciary obligations under Applicable Law.

f.

Notwithstanding the foregoing, the board of directors of each party shall be permitted to take any action necessary to comply with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act (or which would be necessary to comply with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act as if such party were subject to the Exchange Act) with regard to an Acquisition Proposal and the board of directors of Spring shall be permitted to take any action necessary to comply with the equivalent rules of the Oslo Stock Exchange which are applicable to Spring. Additionally notwithstanding the foregoing, the board of directors of each party may make any disclosure to the shareholders of such party, as the case may be, if, in the good faith judgment of such board of directors, after consulting with outside legal counsel, failure so to disclose may be inconsistent with its obligations under Applicable Law. The fact that a disclosure or other action may be deemed permissible by virtue of the immediately preceding sentence does not in and of itself mean that any such disclosure or other action constitutes or does not constitute an Adverse Recommendation Change.

g.	For the purposes hereof:

(i)

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favourable in the aggregate to the party hereto entering into such agreement than those contained in the Confidentiality and Standstill Agreement;

(ii)

“Adverse Recommendation Change” means to (i) withdraw (or amend or modify in a manner adverse to the other party), or publicly propose to withdraw (or amend or modify in a manner adverse to other party), the approval, recommendation or declaration of advisability by the board of directors of a party to this Agreement, of the Combination or the other transactions contemplated by this Agreement (including the matters the subject of the Autumn Shareholder Approval) or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal;

(iii)

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (substituting, for this purpose, the reference to “10%” in the definition of Acquisition Proposal, for the reference to “50% or more”) received by a party that in the good faith judgment of the board of directors of such party, taking into account the likelihood of consummation, after consultation with a financial advisor of recognised international reputation, is more favourable from a financial point of view to the shareholders of such party than the Combination; and

(iv)	“Cut-off Date”, when used with respect to a party, means the time the condition set forth in Clause 8.1(a) relating to the approval of the shareholders of such party is satisfied.

7.3	Meetings to obtain Autumn Shareholder Approval and Spring Shareholder Approval

a.

Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Autumn shall call and hold the Autumn General Meeting in order to seek the Autumn Shareholder Approval on the date agreed in writing between the parties acting reasonably and in accordance with the Timetable. This obligation shall apply whether or not the board of directors of Autumn withdraws, modifies or changes its recommendation and declaration regarding the Combination or the matters the subject of the Autumn Shareholder Approval.

b.

Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Spring shall call and hold the Spring General Meeting and apply to the Court to convene the Court Meeting, and (subject to the agreement of the Court) hold such Court Meeting, on the date agreed in writing between the parties acting reasonably and in accordance with the Timetable. This obligation shall apply whether or not the board of directors of Spring withdraws, modifies or changes its recommendation and declaration regarding the Scheme.

7.4	Filings and Cooperation

a.

Without prejudice to Clause 2.2 and subject to Clause 7.2, and subject to the limitations contained in Clause 7.4(g), each party shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) reasonable commercial endeavours to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and Applicable Laws to consummate and make effective the Combination and the other transactions contemplated by this Agreement as soon as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorisations necessary or advisable to be obtained from any Person or Governmental Entity to consummate the Combination or any of the other transactions contemplated by this Agreement including the filings and consents pursuant to Competition Laws referred to in Clauses 8.2(g)-(j), (ii) complying at the earliest practicable date with any formal or informal request for additional information or documentary material received by it or any of its Subsidiaries from any Governmental Entity, (iii) the defending of any lawsuits challenging this Agreement or any other agreement contemplated by this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any injunctive relief granted by any court or other Governmental Entity in any such lawsuit vacated or reversed and (iv) the execution and delivery of any additional ancillary instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement and the transactions contemplated hereby.

b.

Subject to Applicable Laws relating to the exchange of information, each party shall promptly notify the other of and furnish each other with copies of any communication concerning this Agreement or the transactions contemplated hereby to that party or its Affiliates or their respective Representatives from any Governmental Entity, permit the other party to review in advance any proposed filings or other communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity and give the other party reasonable opportunity to provide comments on any such filings or communication before its submission.

c.

Neither party shall agree to participate in, or participate in, any meeting or material discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, and subject to Applicable Laws relating to the exchange of information, gives the other party the opportunity to attend and participate in such meeting or discussion.

d.

Subject to Applicable Laws relating to the exchange of information, each party shall furnish the other with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity related to this Agreement or the transactions contemplated hereby.

e.

Subject to Applicable Laws relating to the exchange of information, each party shall give prompt notice to the other of (a) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or the consummation of the transactions contemplated hereby and (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against such party or any of its Subsidiaries and relating to the transactions contemplated hereby.

f.

Each party shall use its reasonable commercial endeavours to resolve such objections, if any, as are asserted with respect to the transactions contemplated by this Agreement under any Competition Law. In the context of this Clause 7.4(f) “reasonable commercial endeavours” shall include, without limitation, the following:

(1)

if either party receives a formal request for additional information or documentary material from a Governmental Entity under any Competition Law (a “Competition Authority”), each Party shall substantially comply with such formal request as soon as reasonably practicable following the date of its receipt thereof;

(2)	subject to Applicable Laws relating to the exchange of information, each party shall provide the other (or its external legal counsel) a complete copy of any filing with any Competition Authority and each party shall promptly respond to any request from the other for information or documentation reasonably requested by the other party in connection with the development and implementation of a strategy and negotiating positions with any Competition Authorities; provided that access to any such filing, information or documentation will, at such party’s request be restricted to such other party’s external legal counsel and economists or advisers retained by such counsel;

(3)

each party hereto shall promptly inform the other of any material communication made to, or received by such party from, any Competition Authority regarding any of the transactions contemplated hereby;

(4)

subject to Clause 7.4(g) below, each party hereto at its sole cost, shall comply in a timely manner with all restrictions and conditions, if any, specified or imposed by any Competition Authority with respect to Competition Laws as a requirement for granting any necessary clearance or terminating any applicable waiting period;

(5)

subject to Clause 7.4(g) below, if any Competition Authority initiates proceedings before any Governmental Entity seeking to restrain, enjoin or prohibit the Combination, each party shall use its reasonable commercial endeavours to prevent the entry of any order restraining, enjoining or prohibiting the Combination, including by retaining all appropriate expert witnesses and consultants (it being understood that each party hereto shall be permitted to participate in all aspects of the defence of such proceedings and each party shall use its reasonable commercial endeavours to prevail in such proceedings and each party hereto shall be responsible for the payment of its own expenses, including legal fees and expenses, in seeking to prevent the entry of any such order, whether or not the Combination is consummated);

(6)

neither party shall unilaterally withdraw its filing or notice under any Competition Law without the consent of the other party, and each party agrees that such consent shall not be unreasonably withheld.

g.

Nothing in this Agreement shall require a party to take any Competition Action to obtain any consents, approvals, permits or authorisations or to remove any impediments to the Combination relating to any applicable Competition Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceedings relating to Competition Laws.

For the purposes of this Agreement, “Competition Action” means with respect to a party, to dispose of any of its or its Subsidiaries’ assets or to limit its or its Subsidiaries’ freedom of action with respect to any of its or its Subsidiaries’ businesses, or to consent to any disposition of its or its Subsidiaries’ assets or limits on its or its Subsidiaries’ freedom of action with respect to any of its or its Subsidiaries’ businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, in each case other than dispositions, limitations or consents, commitments or agreements which in each such case may be conditioned upon the consummation of the Combination and the transactions contemplated hereby and which, in the reasonable good faith judgment of both parties, in each such case do not and are not reasonably likely to individually or in the aggregate either (i) have a Material Adverse Effect on Autumn following the Combination or (ii) materially impair the benefits or advantages which Autumn and Spring expect to receive from the Combination and the transactions contemplated hereby or (iii) prejudice the availability of any tax relief (including rollover relief) that would (but for such action, consent, commitment or agreement) have been available for Spring shareholders in respect of their shares held in Spring on any transaction contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, neither party shall take or agree to take any Competition Action without the prior written agreement of the other.

7.5	Inspection

From the date hereof to the Effective Time, each of the parties shall allow officers of the other party, legal counsel, accountants and other representatives of Autumn or Spring, as the case may be, access, at reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Autumn and Spring and their respective Subsidiaries, including inspection of such properties, in each case that may be reasonably requested by such other party; provided that no investigation pursuant to this Clause 7.5 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law (including where disclosure is not permitted under any applicable Competition Law), which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall, to the extent practicable, make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of the parties agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Clause 7.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All requests for information and access pursuant to this Clause 7.5 shall be directed to the executive officers of the parties that shall be designated in a notice by each party to the other. All investigations or inspections pursuant to this Clause 7.5 shall be done in a manner that does not unduly interfere with the business or operations of the party subject to such investigation. All non-public information obtained pursuant to this Clause 7.5 shall be governed by the Confidentiality and Standstill Agreement.

7.6	Publicity

Each of the parties shall issue a press release in the form initialled by or on behalf of the parties by 7.30 a.m. (Oslo time) on the next business day following the date of this Agreement.

The parties will use reasonable commercial endeavours to consult with each other before issuing any other press release or public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement prior to such consultation, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable commercial endeavours to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

7.7	[Not Used]

7.8	Expenses

Whether or not the Combination is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Clause 9.3 otherwise provides; and (ii) that Autumn and Spring shall share equally (A) the fees incidental to the filings referred to in Clause 7.4(a) and (B) the filing fees incidental to the Scheme Document and the Prospectus and the costs and expenses associated with printing the Scheme Document and the Prospectus.

7.9	Employee Matters

a.

At the Effective Time, it is envisaged that Autumn and its Subsidiaries and Spring and its Subsidiaries will continue the employment of all of their respective employees who are employed as of the day immediately prior to the Effective Time initially at the same salaries and wages of such employees immediately prior to the Effective Time. Nothing in this Agreement shall be considered a contract between Autumn and its Subsidiaries and any employee of Spring or any of its Subsidiaries or consideration for, or inducement with respect to, any such employee’s continued employment and, without limitation, all such employees are and will continue to be considered to be employees pursuant to the applicable employment laws or doctrines, subject to any express written agreement to the contrary with such employee.

b.

With respect to each employee of Spring and its Subsidiaries employed as of the day immediately prior to the Effective Time, Autumn shall credit, or cause its Subsidiaries to credit, the period of employment and service recognised by the applicable employer immediately prior to the Effective Time (for purposes of its corresponding plans, programs, policies or similar employment-related arrangements) to have been employment and service with Autumn for purposes of determining such employee’s eligibility to join (subject to satisfaction of all non-service related eligibility criteria) and vesting (but not benefit accrual for any purpose other than vacation pay, severance and termination pay, sick leave, post-retirement health coverage and satisfaction of early retirement criteria) under all employee benefit plans, programs, policies or similar employment related arrangements of Autumn and its Subsidiaries in which such employee is eligible to participate; provided, however, no such credit shall be provided to the extent that it would result in a duplication of credit or benefits.

c.

Autumn and Spring agree to cooperate in good faith to take appropriate and substantially consistent actions to retain key employees and provide for a smooth transition, including such action as they deem appropriate to provide for retention payments under substantially consistent terms following the Effective Time.

d.

Autumn and Spring agree to co-operate in good faith in relation to any requirements to inform and consult with their respective employees or their appropriate employee representatives prior to the Effective Time concerning any proposed changes to employment arrangements following the Effective Time.

e.	Autumn and Spring agree to cooperate in good faith to establish a process to promptly integrate the Autumn Benefit Plans and the Spring Benefit Plans following the Effective Time.

f.

Except with respect to offers of employment to prospective new employees and for any changes to terms and conditions in the ordinary course of business consistent with past practices, Autumn and Spring agree that they shall not make, and shall cause their respective Subsidiaries not to make, any representations or promises, oral or written, to any of their employees concerning continued employment following the Effective Time, or the terms and conditions of that employment, except in writing with the prior written consent of the other party.

7.10	Financing

Each party shall use its reasonable commercial endeavours to obtain the consent of any counterparty to any of its existing financing arrangements required as a result of the Combination. Neither party shall (a) have any obligation to make any payment to (or release any rights against) any counterparty to an existing financing arrangement for the purpose of obtaining such consent or (b) be restricted from making any payments to such counterparty if the payment is deemed reasonably necessary to obtain the consent of the counterparty to the Combination.

7.11	Tax

The parties acknowledge and agree (a) that this Agreement and the documents and resolutions effecting the Combination are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), (b) to treat the Combination as a “reorganization” within the meaning of section 368(a) of the Code, and (c) to file all Returns, statements, forms, and reports (including elections, declarations, disclosures, schedules, estimates, and information returns) for U.S. federal, state, and local Tax purposes in a manner consistent with the characterisation of the Combination as described in clause (b) of this section, and to take no position inconsistent with such characterisation for U.S. federal, state, and local tax purposes, including in any audit or judicial or administrative proceeding, unless otherwise required by a “determination” within the meaning of section 1313 of the Code.

7.12	Directors’ and Officers’ Indemnification and Insurance

a.

For six years after the Effective Time Autumn shall (i) indemnify and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of Spring and its Subsidiaries and of Spring nominated directors of joint ventures in which Spring and/or its Subsidiaries directly or indirectly participate (the “Indemnified Persons”), in each case to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date hereof by Spring pursuant to Spring’s or its Subsidiaries’ articles of incorporation or any indemnification agreements, if any, in existence on the date hereof with any current or former directors, officers and employees of Spring and its Subsidiaries and of Spring nominated directors of joint ventures in which Spring and/or its Subsidiaries directly or indirectly participate, or (if greater) to the fullest extent permitted by Applicable Law, for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) and (ii) purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Spring which tail policy shall be effective for a period from the Effective Time through and including the date six years after Completion with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous to the persons covered than, in the aggregate, the coverage currently provided by such current policy; provided, that in no event shall Autumn be required to pay an annualised premium, in excess of 250% of the annual premium currently paid by Spring for its current policy of directors’ and officers’ liability insurance (which annual premiums are hereby warranted by Spring to be approximately USD 45,000); and provided, further, that if the premium of such insurance coverage exceeds such amount, Autumn shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

b.

Any Indemnified Person wishing to claim indemnification under Clause 7.12(a) upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Autumn thereof, but the failure to so notify shall not relieve Autumn of any liability it may have to such Indemnified Person if such failure does not materially prejudice Autumn. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Autumn shall have the right to assume the defence thereof and Autumn shall not be liable to such Indemnified Persons for any fees or expenses of legal or other professional advisers or other third parties which are subsequently incurred by such Indemnified Persons directly in connection with the defence thereof, except that if Autumn elects not to assume such defence or counsel for the Indemnified Persons advise that there are issues which raise conflicts of interest between Autumn and the Indemnified Persons, the Indemnified Persons may retain counsel satisfactory to them, and Autumn shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided, that Autumn shall be obligated pursuant to this Clause 7.12(b) to pay for only one firm of counsel for all Indemnified Persons in any jurisdiction, (ii) the Indemnified Persons will cooperate in the defence of any such matter and (iii) Autumn shall not be liable for any settlement effected without its prior written consent (such consent not to be unreasonably withheld or delayed); and provided, further, that Autumn shall not have any obligation hereunder to any Indemnified Person to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by Applicable Law.

c.

Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Persons on or prior to the sixth anniversary of the Effective Time, the provisions of this Clause 7.12 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

d.

The covenants contained in this Clause 7.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to law, contract or otherwise.

e.

If Autumn or its successors or assigns (i) consolidates, amalgamates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Autumn shall succeed to the obligations set forth in this Clause 7.12.

7.13	Autumn Systems and Processes

Subject to Applicable Laws (including Competition Law), prior to the Effective Time the parties shall discuss in good faith the systems and processes to be adopted by Autumn, Spring and their respective Subsidiaries with effect from the Effective Time, with the intention that the most appropriate systems and processes used by Autumn or Spring prior to Completion shall be adopted by Autumn, Spring and all of their respective Subsidiaries with effect from, or as soon as practicable after, the Effective Time.

8.	CONDITIONS

8.1	Conditions to the Scheme

The Scheme (including the Contribution) shall be subject to the fulfilment or waiver by each of the parties to this Agreement (subject to Applicable Laws) of the following conditions:

a.

(i) Spring shareholders shall have approved the Scheme by the required majority of votes at the Court Meeting and a general meeting of Spring shareholders shall have passed a special resolution approving (A) the repurchase and cancellation of the Spring Shares, (B) the Combination pursuant to Article 77 of Spring’s Articles of Association and (C) an amendment to Spring’s Articles of Association, conditional upon Completion, to provide that Spring Shares issued at or after the Effective Time other than to Autumn will be automatically repurchased and cancelled by Spring and Autumn will in return issue Autumn Shares on the same terms as under the

Scheme (if appropriate) (such approvals, together the “Spring Shareholder Approval”); and

(ii) A general meeting of Autumn shall have passed a resolution (A) approving the Combination, (B) adopting the Amended and Restated Autumn Articles and changing the name of Autumn to “Subsea 7 S.A.” (C) resolving to increase Autumn’s authorised share capital to USD 900,000,000, (D) approving the composition of Autumn’s board of directors (and appointing such directors) as contemplated in Clause 4.1, and (E) where necessary, adopting the Spring Stock Plans, each of (B), (D) and (E) being subject to Completion (the “Autumn Shareholder Approval”)

b.

None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, which prohibits or prevents the Scheme or the Contribution becoming effective in accordance with its terms;

c.

The sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Spring and Autumn) by the Court and the filing of the Court Order with the Cayman Islands Registrar of Companies.

8.2	Conditions to taking the actions required to make the Scheme binding and carry out the Contribution

Spring and Autumn agree that the necessary action to make the Scheme binding will only be taken if the following conditions are satisfied or waived in accordance with Clause 8.3, and accordingly Spring may seek to adjourn the Court Hearing and in any event shall not file the Court Order with the Cayman Islands Registrar of Companies unless the following conditions are satisfied or waived in accordance with Clause 8.3:

a.

Autumn shall have performed or complied with, in all material respects, its covenants and agreements contained in this Agreement required to be performed or complied with on or prior to the time of the Court Hearing;

b.

The warranties of Autumn set forth in Clauses 6.1, 6.2, 6.3 and 6.9(a) shall be true and correct in all respects at and as of the time immediately prior to the Court Hearing, as if made at and as of such time (except to the extent such warranties speak as of another specified date, in which case such warranty shall be true and correct as of such specified date), except, in each case, for such inaccuracies as are de minimis in the aggregate;

c.

The warranties of Autumn set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the time immediately prior to the Court Hearing, as if made at and as of such time (except to the extent that such warranty speaks as of a specified date, in which case, such warranty shall be true as of such specified date) except in the case where the failure of such warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Autumn;

d.

Spring shall have performed or complied with, in all material respects, its covenants and agreements contained in this Agreement required to be performed or complied with on or prior to the time of the Court Hearing;

e.

The warranties of Spring set forth in Clauses 6.1, 6.2, 6.3 and 6.9(a) shall be true and correct in all respects at and as of the time immediately prior to the Court Hearing, as if made at and as of such time (except to the extent such warranties speak as of another specified date, in which case such warranty shall be true and correct as of such specified date), except, in each case, for such inaccuracies as are de minimis in the aggregate;

f.

The warranties of Spring set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the time immediately prior to the Court Hearing, as if made at and as of such time (except to the extent that such warranty speaks as of a specified date, in which case, such warranty shall be true as of such specified date) except in the case where the failure of such warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Spring;

g.

Either (A) the United Kingdom Office of Fair Trading (the “OFT”) has informed the parties in writing that it is not the intention of the OFT to refer the Combination or any part of it to the United Kingdom Competition Commission (the “Competition Commission”), whether as a result of the acceptance of undertakings in lieu of a reference or otherwise and the deadline for appealing the relevant decision to the Competition Appeal Tribunal has expired with no appeal having been lodged beforehand, or (B) if the Combination or any part of it is referred to the Competition Commission, the Competition Commission has issued a written report concluding that the Combination (or any such part of it that has been referred to the Competition Committee) may not be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom, whether as a result of the acceptance of undertakings or otherwise and the deadline for appealing the relevant decision to the Competition Appeal Tribunal has expired with no appeal having been lodged beforehand;

h.	The Combination shall have been approved under the Norwegian Competition Act;

i.	Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the Combination shall have expired or been terminated;

j.

The parties shall have received written notification from the Australian Competition and Consumer Commission (“ACCC”) that either (i) based on the information provided by the parties to the ACCC, the ACCC does not propose to intervene in the Combination pursuant to section 50 of the Trade Practices Act 1974 (“TPA”) (whether or not the notification also states that the ACCC reserves its position if other material information emerges); or (ii) based on the information provided by the parties to the ACCC and the acceptance by the ACCC of written undertakings provided or agreed to be provided to the ACCC, the ACCC does not propose to intervene in the Combination pursuant to section 50 of the TPA (whether or not the notification also states that the ACCC reserves its position if other material information emerges);

k.	The Relationship Agreement being in full force and effect and not having been rescinded or repudiated by any party thereto; and

l.

The issue of the Auditor’s Report required by the Luxembourg Companies Act in relation to the Contribution, it being acknowledged by the parties that the Auditor’s Report will be required to be obtained prior to the Court Hearing.

8.3	Waiver of Conditions

a.

Spring reserves the right to waive, in whole or in part, all or any of the conditions contained in Clause 8.2(a), (b) or (c). Autumn reserves the right to waive, in whole or in part, all or any of the conditions contained in Clause 8.2(d), (e) or (f). Spring and Autumn, acting together, may waive, in whole or in part, all or any of the conditions in Clause 8.2(g), (h), (i), (j), (k) or (l).

b.

Autumn hereby irrevocably agrees that it shall be deemed to have waived the conditions contained in Clause 8.2(d), (e) and (f) unless, prior to the time of the Court Hearing, it shall have given Spring written notice that it believes such conditions are not satisfied together with reasonable evidence in support of such statement.

c.

Spring hereby irrevocably agrees that it shall be deemed to have waived the conditions contained in Clause 8.2(a), (b) and (c) unless prior to the time of the Court Hearing it shall have given Autumn written notice that it believes such conditions are not satisfied together with reasonable evidence in support of such statement.

9.	TERMINATION

9.1	Termination by Mutual Consent

This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Autumn and Spring.

9.2	Termination by Autumn or Spring

a.

This Agreement may be terminated by either party at any time prior to the Effective Time if the Scheme shall not have become effective in accordance with its terms by 5pm (Cayman Islands time) on 30 June 2011; provided, however, that the right to terminate this Agreement pursuant to this Clause 9.2 (a) shall not be available to any party whose failure to perform or observe any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Scheme to become effective on or before such date;

This Agreement may be terminated by either party at any time prior to the Court Order being filed with the Cayman Islands Registrar of Companies if:

b.

the Court Meeting and/or a general meeting (in each case including adjournments and postponements) of Spring’s shareholders for the purpose of obtaining the approvals required by Clause 8.1(a)(i) shall have been held and such shareholder approvals shall not have been obtained, provided, however, that the right to terminate this Agreement pursuant to this Clause 9.2(b) shall not be available to Spring where the failure to obtain the Spring Shareholder Approval is proximately caused by a breach by Spring of this Agreement;

c.

a meeting (including adjournments and postponements) of Autumn’s shareholders for the purpose of obtaining the approval required by Clause 8.1(a)(ii) shall have been held and such shareholder approval shall not have been obtained, provided, however, that the right to terminate this Agreement pursuant to this Clause 9.2(c) shall not be available to Autumn where the failure to obtain the Autumn Shareholder Approval is proximately caused by a breach by Autumn of this Agreement;

d.

any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action effectively restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Clause 9.2(d) shall have complied with Clause 7.4 and, with respect to other matters not covered by Clause 7.4, shall have used its reasonable commercial endeavours to remove such injunction, order or decree;

e.

there has been a breach by the other party of any warranty, covenant or agreement set forth in this Agreement such that the Conditions would not be satisfied and such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to the party in breach by the party seeking to terminate; provided, however, that the right to terminate this Agreement under this clause shall not be available to a party if it, at such time, is in breach of any warranty, covenant or agreement set forth in this Agreement such that the Conditions would not be satisfied;

f.

prior to the Cut-off Date, (i) the board of directors of such party has received a Superior Proposal and has made an Adverse Recommendation Change in order to recommend the Superior Proposal pursuant to Clause 7.2, (ii) such party has complied in all material respects with Clause 7.2, (iii) such party has previously paid (or concurrently pays) the fee provided for under Clause 9.3(a) or (b) as applicable, and (iv) the board of directors of such party concurrently approves, and such party concurrently enters into, a binding definitive written agreement providing for the implementation of such Superior Proposal; or

g.

an Adverse Recommendation Change shall have been made by the other party or the board of directors of the other party or any committee thereof shall have resolved to make an Adverse Recommendation Change; provided that the shareholder approval of the other party required by Clause 8.1(a) has not been obtained prior to such termination.

9.3	Effect of Termination

a.	If this Agreement is terminated:

A.

by Autumn or Spring pursuant to Clause 9.2(b), (1) after the public disclosure of an Acquisition Proposal in respect of Spring following the date of this Agreement (unless such disclosure occurs after the date of the failure to obtain shareholder approval pursuant to Clause 9.2(b)), whether or not such Acquisition Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain shareholder approval, the board of directors of Spring determined that such Acquisition Proposal constituted a Superior Proposal (as determined in accordance with the provisions of Clause 7.2) or (b) within 12 months after the termination of this Agreement, Spring or any of its Subsidiaries enters into a definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated by Spring or any of its Subsidiaries, or (2) if the failure to obtain the Spring Shareholder Approval was proximately caused by a breach by Spring of Clause 7.2 or 7.3; or

B.	by Autumn pursuant to Clause 9.2(g) if the Adverse Recommendation Change (or resolution to make such Adverse Recommendation Change) was in response to an Acquisition Proposal in respect of Spring; or

C.	by Spring pursuant to Clause 9.2(f),

then Spring shall pay Autumn or its nominee as compensation the sum of USD 50 million, in cash by wire transfer to an account designated by Autumn. If this Agreement is terminated by Spring in the circumstances described in Clause 9.3(a)(A)(1)(a), 9.3(a)(A)(2) or 9.3(a)(C), such payment shall be made concurrently with or prior to such termination. Otherwise, such payment shall be made within two (2) Business Days after such termination, or in the case of Clause 9.3(a)(A)(1)(b) within two (2) Business Days after Spring or any of its Subsidiaries enters into a definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated by Spring or any of its Subsidiaries, as the case may be.

b.	If this Agreement is terminated:

A.

by Autumn or Spring pursuant to Clause 9.2(c), (1) after the public disclosure of an Acquisition Proposal in respect of Autumn following the date of this Agreement (unless such disclosure occurs after the date of the failure to obtain shareholder approval pursuant to Clause 9.2(c)), whether or not such Acquisition Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain shareholder approval, the board of directors of Autumn determined that such Acquisition Proposal constitutes a Superior Proposal (as determined in accordance with the provisions of Clause 7.2) or (b) within 12 months after the termination of this Agreement, Autumn or any of its Subsidiaries enters into a definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated by Autumn or any of its Subsidiaries, or (2) if the failure to obtain the Autumn Shareholder Approval was proximately caused by a breach by Autumn of Clause 7.2 or 7.3; or

B.

by Spring pursuant to Clause 9.2(g), if such Adverse Recommendation Change (or resolution to make such Adverse Recommendation Change) was in response to an Acquisition Proposal in respect of Autumn; or

C.	by Autumn pursuant to Clause 9.2(f),

then Autumn shall pay Spring or its nominee as compensation the sum of USD 50 million, in cash by wire transfer to an account designated by Spring. If this Agreement is terminated by Autumn in the circumstances described in Clause 9.3(b)(A)(1)(a), 9.3(b)(A)(2) or 9.3(b)(C), such payment shall be made concurrently with or prior to such termination. Otherwise, such payment shall be made within two (2) Business Days after such termination, or in the case of Clause 9.3(b)(A)(1)(b) within two (2) Business Days after Autumn or any of its Subsidiaries enters into a definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal is consummated by Autumn or any of its Subsidiaries, as the case may be.

c.

If this Agreement is terminated by Spring or Autumn pursuant to Clause 9.2(b) or by Autumn pursuant to Clause 9.2(e) or (g) (in either case other than in any circumstances where compensation is payable under Clause 9.3(a)), then Spring shall reimburse Autumn for Autumn’s third party costs and expenses reasonably and properly incurred in connection with the Combination and documented in writing, up to a maximum of USD 7 million. If this Agreement is terminated by Spring or Autumn pursuant to Clause 9.2(c) or by Spring pursuant to Clause 9.2(e) or (g) (in either case other than in any circumstances where compensation is payable under Clause 9.3(b)), then Autumn shall reimburse Spring for its third party costs and expenses reasonably and properly incurred in connection with the Combination and documented in writing, up to a maximum of USD 7 million.

d.

In the event of termination of this Agreement and the abandonment of the Combination pursuant to this Clause 9, (i) all obligations of the parties hereto shall terminate without liability of any party (or any shareholder or representative of any party) to the other party, except the obligations of the parties pursuant to this Clause 9.3, the last sentence of Clause 7.5, Clause 7.8 and Clauses 10.2, 10.3, 10.4, 10.6, 10.8, 10.9, 10.10, 10.11 and 10.12 and 10.14 which shall survive such termination, and provided that nothing in this Clause 9.3 shall relieve any party from any liability for any wilful breach by such party prior to termination of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of the non-breaching party under this Agreement in the case of such a wilful breach, shall be preserved notwithstanding termination of this Agreement and (ii) the parties shall make all such notifications or filings as may be required by Applicable Law (if any). The Confidentiality and Standstill Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality and Standstill Agreement shall apply to all information and material delivered by any party hereunder.

e.

In the event that a party shall fail to pay the termination compensation when due as contemplated by Clause 9.3, such compensation, as the case may be, shall accrue interest for the period commencing on the date such compensation, as the case may be, became due, at LIBOR plus 3%. In addition, if either party shall fail to pay the compensation, as the case may be, when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses (including legal counsels’ fees) in connection with efforts to collect such compensation, as the case may be. Autumn and Spring acknowledge that the provisions of this Clause 9.3 are an integral part of this Agreement and that, without these agreements, Autumn and Spring would not enter into this Agreement.

9.4	Extension; Waiver

At any time prior to the Effective Time, each party may by action taken by its board of directors or by any committee of the board of directors, or any director or officer, properly delegated by the board of directors, to the extent allowed under Applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

10.	GENERAL PROVISIONS

10.1	Nonsurvival of Warranties and Agreements

The warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. No party shall have any liability for any breach of the warranties given by it in this Agreement after the Completion has occurred.

10.2	Notices

a.

Any notice or other communication to be given under or in connection with this Agreement (“Notice”) shall be in the English language in writing and signed by or on behalf of the party giving it and marked for the attention of the relevant party. A Notice may be delivered personally or by pre paid recorded delivery or international courier or by email to the address provided in this Clause 10.2.

b.	A Notice shall be deemed to have been received:

(i)	at the time of delivery if delivered personally;

(ii)	two (2) Business Days after the time and date of posting if sent by pre paid recorded delivery;

(iii)	three (3) Business Days after the time and date of posting if sent by international courier; or

(iv)	if sent by email, when despatched

provided that if deemed receipt of any Notice occurs after 6.00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9.00 a.m. on the next Business

Day. References to time in this Clause 10.2 are to local time in the country of the addressee.

c.	The addresses for service of Notice are:

(i)	if to Autumn:

For the attention of: Johan Rasmussen

Corporate Vice President and General Counsel Corporate

Acergy M.S. Limited

200 Hammersmith Road

London

W6 7DL

Email: johan.rasmussen@acergy-group.com

(ii)	if to Spring:

Subsea 7 Inc.

PO Box 309

Ugland House

South Church Street

Grand Cayman

KY1-1104

Cayman Island

For the attention of: Michael Delouche

Email: mikedelo@swbell.net

With a copy to:

Subsea 7 Inc.

Prospect Road

Arnhall Business Park

Westhill

Aberdeenshire

AB32 6FE

For the attention of: Graeme Murray

Email: Graeme.Murray@Subsea7.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so personally delivered or mailed.

10.3	Assignment, Binding Effect and Benefit

a.

Neither party shall assign or purport to assign all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

b.

Clauses 4.2(d), 5.1, 7.9(b) and 7.12 (the “Third Party Rights Clauses”) confer a benefit on certain persons named therein who are not a party to this Agreement (each for the purposes of this Clause 10.3 a “Third Party”) and, subject to Clauses 10.3(c), (d) and (e), are intended to be enforceable by the relevant Third Party by virtue of the Contracts (Rights of Third Parties) Act 1999.

c.

The parties to this Agreement do not intend that any term of this Agreement, apart from the Third Party Rights Clauses, should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

d.

Notwithstanding the provisions of Clause 10.3(b), and following Completion save in respect of the Third Party Rights Clauses, this Agreement may be rescinded or varied in any way and at any time by the parties to this Agreement without the consent of any Third Party.

e.

Notwithstanding Clause 10.3(b), pending the Effective Time no Third Party may enforce, or take any step to enforce, the Third Party Rights Clauses without the prior written consent of Spring, which may, if given, be given on and subject to such terms as Spring may determine.

10.4	Entire Agreement

a.

This Agreement, the Disclosure Letters and any documents delivered by the parties in connection herewith constitute the whole and only agreement between the parties relating to the subject matter of this Agreement.

b.	Each party acknowledges that in entering into this Agreement it is not relying upon any pre contractual statement which is not set out in this Agreement.

c.

Except in the case of fraud, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre contractual statement except to the extent that it is repeated in this Agreement.

d.

For the purposes of this clause, “pre contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to this Agreement becoming legally binding.

e.	This Agreement may only be varied in writing signed by each of the parties.

10.5	Amendments

This	Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.6	Governing Law and Jurisdiction

a.

This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

b.

The courts of England are to have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, arising out of or in connection with this Agreement. Any proceeding, suit or action arising out of or in connection with this Agreement or the negotiation, existence, validity or enforceability of this Agreement (“Relevant Proceedings”) shall be brought only in the courts of England.

c.

Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Relevant Proceedings in the courts of England. Each party also agrees that a judgment against it in Relevant Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction

d.	Each party irrevocably submits and agrees to submit to the jurisdiction of the courts of England.

10.7	Counterparts

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

10.8	Headings

The headings inserted in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

10.9	Waivers, Rights and Remedies

Except as expressly provided in this Agreement, no failure or delay by any party hereto in exercising any right, power, privilege or remedy by law or under or pursuant to this Agreement shall impair such right, power, privilege or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any right, power, privilege or remedy in connection with this Agreement shall preclude any further or other exercise of it or the exercise of any other right or remedy.

The rights, powers, privileges and remedies of each party under or pursuant to this Agreement are cumulative and are not exclusive of any rights, powers, privileges or remedies, whether provided by law or otherwise.

10.10	Severability

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

10.11	No Recourse

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.12	Agent for service of process

(a)

Autumn irrevocably appoints Acergy M.S. Limited of 200 Hammersmith Road, London W6 7DL to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Relevant Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

If Autumn’s agent at any time ceases for any reason to act as such, Autumn shall appoint a replacement agent having an address for service in England or Wales and shall notify Spring of the name and address of the replacement agent. Failing such appointment and notification, Spring shall be entitled by notice to Autumn to appoint a replacement agent to act on behalf of Autumn. The provisions of this Clause 10.12(a) applying to service on Autumn’s agent apply equally to service on such a replacement agent.

A copy of any Service Document served on Autumn’s agent shall be sent by post to Autumn. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

(c)

Spring irrevocably appoints Subsea 7 Engineering Limited of 17th Floor, Quadrant House, The Quadrant, Sutton, Surrey SM2 5AS (for the attention of Graham Sharland) to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Relevant Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

If Spring’s agent at any time ceases for any reason to act as such, Spring shall appoint a replacement agent having an address for service in England or Wales and shall notify Autumn of the name and address of the replacement agent. Failing such appointment and notification, Autumn shall be entitled by notice to Spring to appoint a replacement agent to act on behalf of Spring. The provisions of this Clause 10.12(c) applying to service on Spring’s agent apply equally to service on such a replacement agent.

A copy of any Service Document served on Spring’s agent shall be sent by post to Spring. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

(d)	In this Clause 10.12, “Service Document” means a claim form, application notice, order, judgment or other document relating to any Relevant Proceedings.

10.13	No partnership

Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, joint-venture or agency relationship between any of the parties.

10.14	Confidentiality

(a)	Each party shall treat as confidential the terms of this Agreement and all information obtained as a result of entering into or performing this Agreement which relates to:

(i)	the negotiations relating to this Agreement;

(ii)	the other party or any of its Subsidiaries.

(b)	Each party shall not disclose any such confidential information to any person other than any of its directors or employees who needs to know such information in order to discharge his duties.

(c)	Notwithstanding the other provisions of this Clause 10.14, a party may disclose any such confidential information:

(i)	to the extent required by any Applicable Law;

(ii)

to the extent required by any securities exchange or regulatory or governmental body to which that party is subject wherever situated, whether or not the requirement for information has the force of law;

(iii)	to the extent required to be disclosed in the Prospectus or the Scheme Document;

(iv)	to its professional advisers, auditors and bankers provided they have a duty to keep such information confidential;

(v)	to the extent the information has come into the public domain through no fault of that party; or

(vi)	to the extent the other party has given its prior written consent to the disclosure.

Any information to be disclosed pursuant to Clauses 10.14(c)(i) and (ii) shall be disclosed only after notice to the other party, to the extent permitted by applicable law.

(d)	The restrictions contained in this Clause 10.14 shall continue to apply after the termination of this Agreement without limit in time.

10.15	Enforcement

Each party hereto understands and agrees that money damages would not be a sufficient remedy for any breach of this Agreement by it and that the other party hereto shall be entitled to specific performance and injunctive relief as remedies for any such breach of this Agreement. Such remedies shall not be deemed to be the exclusive remedies for any breach of this Agreement, but shall be in addition to all other remedies available at law.

******

The parties have executed this Agreement on this 20 day of June 2010.

ACERGY S.A.

By:	/s/ J. Cahuzac

Name:	Jean Cahuzac

Title:	CHIEF EXECUTIVE OFFICER

SUBSEA 7 INC.

By:	/s/ K. Siem

Name:	Kristian Siem

Title:	CHAIRMAN

SCHEDULE 1

PRINCIPAL TERMS OF THE SCHEME

In this Schedule 1, the following expressions shall have the following meanings:

“Effective Date”	the date on which the Court Order is filed with the Cayman Islands Register of Companies;

“holder”	a registered holder and includes any person(s) entitled by transmission;

“New Autumn Shares”	ordinary shares of USD2 each in the capital of Autumn to be issued to Relevant Holders pursuant to the Scheme;

“New Spring Shares”	the common shares of USD0.01 each in the capital of Spring to be issued to Autumn pursuant to the Scheme;

“Order Date”	the date on which the Court Order is made or, if later, the date on which the Court Order is expressed to take effect;

“Relevant Holders”	holders of Scheme Shares whose names appear in the register of members of Spring at the Scheme Record Time;

“Scheme Record Time”	6.00 p.m. (Oslo time) on the Effective Date;

“Scheme Shares”	all Spring Shares in issue at the Scheme Record Time;

“Voting Record Time”	[to tie in with voting record time for the Spring general meeting]

“VPS”	the Norwegian Central Securities Depository “Verdipapirsentralen”).

1.	Repurchase and Cancellation of Scheme Shares

Subject to paragraph 2, immediately after the Scheme Record Time:

(A)	Spring shall cancel and extinguish all Scheme Shares (by way of a repurchase of such shares free from all liens, equities, charges, encumbrances and other interests, and cancellation of such shares);

(B)	Spring shall apply the reserve arising as a result of the cancellation and extinguishment pursuant to paragraph 1(A) in paying up in full at par such number of New Spring Shares as shall be equal to the number of Scheme Shares cancelled in accordance with paragraph 1(A) and shall allot and issue the same credited as fully paid and free from all liens, equities, charges, encumbrances and all other interests of any nature whatsoever, to Autumn in consideration for the allotment and issue of New Autumn Shares pursuant to paragraph 2.

2.	Consideration

(A)

Subject to and in consideration for the cancellation of the Scheme Shares pursuant to paragraph 1(A) and the issue and allotment of New Spring Shares to Autumn pursuant to paragraph 1(B), Autumn shall, subject to paragraphs 2(B) and 3(D), allot and issue New Autumn Shares credited as fully paid and free from all liens, equities, charges, encumbrances and all other interests, to and amongst the Relevant Holders on the following basis:

for each Scheme Share held at the Scheme Record Time	1.065 New Autumn Shares

PROVIDED that no fraction of a New Autumn Share shall be allotted to any holder of Scheme Shares, but all fractions to which, but for this proviso, holders of Scheme Shares would have been entitled shall be aggregated (the aggregated number of such fractions, being the “Aggregated Fractional Number”) and sold in the market as soon as practicable following the Effective Date and the net proceeds of sale shall be paid to the holders of Scheme Shares entitled thereto in due proportions.

(B)

If the aggregate number of New Autumn Shares to be allotted and issued to Relevant Holders under paragraph 2(A) together with the Aggregated Fractional Number (the “No Cap Number”) would, but for this paragraph 2(B), be greater than 99.99% of the aggregate number of Autumn Shares in issue immediately prior to the Effective Time (the “Maximum Issue Number”), then such aggregate number of New Autumn Shares shall not be so allotted and issued and the Aggregate Fractional Number shall not be sold in the market but, instead, the Maximum Issue Number will be allotted and issued to and amongst the Relevant Holders, and each Relevant Holder shall receive the number of New Autumn Shares that they would have received under paragraph 2(A) (including any fractional entitlement) multiplied by the Maximum Issue Number and then divided by the No Cap Number, provided that no fraction of a New Autumn Share shall be allotted to any holder of Scheme Shares, but all fractions to which, but for this proviso, holders of Scheme Shares would have been entitled shall be aggregated and sold in the market as soon as practicable following the Effective Date and the net proceeds of sale shall be paid to the holders of Scheme Shares entitled thereto in due proportions. In addition, each Relevant Holder shall also be entitled to receive a cash sum to compensate them for the number of New Autumn Shares that, but for the application of this paragraph 2(B), they would otherwise have received under the Scheme. Autumn and Spring shall discuss in good faith the most appropriate manner in which to make such compensating cash payment in the event required.

3.	Allotment and issue of New Autumn Shares

(A)

The New Autumn Shares to be issued in accordance with paragraph 2 shall rank pari passu in all respects with all other Autumn Shares in issue at the Effective Time and shall rank in full for all dividends or distributions made, paid or declared after the Effective Time on the ordinary share capital of Autumn and shall be admitted to trading on the Oslo Stock Exchange.

(B)

Immediately after the Scheme becomes effective, Autumn shall make all such allotments of and shall issue such Autumn Shares as are required to be issued to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in sub-paragraph (C), but subject to sub-paragraph (D), of this paragraph 3.

(C)	Settlement of the consideration shall be effected as follows:

	(i)	Autumn shall procure that the Registrar is instructed to credit the appropriate stock account in VPS of the Relevant Holder with such Relevant Holder’s entitlement to New Autumn Shares.

	(ii)	Any cash which may be due in respect of fractional entitlements will be paid by the fourteenth day following the Effective Date.

(D)	(i)

If, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside Norway, Luxembourg, the Cayman Islands, the UK or the USA, Autumn is advised that the allotment and/or issue of New Autumn Shares in accordance with this paragraph 3 would or might infringe the laws of such jurisdiction or would or may require Autumn to observe any governmental or other consent or any registration, filing or other formality, with which Autumn is unable to comply or which Autumn and Spring agree is unduly onerous to comply with, Autumn may, in its sole discretion, either:

(a)

determine that the New Autumn Shares shall not be allotted and/or issued to such holder but shall instead be allotted and issued to a nominee appointed by Autumn as bare trustee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the New Autumn Shares so allotted and issued at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) to such holder by the fourteenth day following the Effective Date. In the absence of bad faith or wilful default, none of Spring, Autumn or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b)	determine that the New Autumn Shares shall be sold, in which event the New Autumn Shares shall be issued to such holder and Autumn shall appoint a person to act (and such person shall be authorised)

on behalf of such holder to procure that any shares in respect of which Autumn has made such determination shall as soon as practicable following the Effective Date be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such holder by the fourteenth day following the Effective Date. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Spring, Autumn or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

4.	Mandated payments

Each mandate relating to the payment of dividends on any Scheme Shares and other instructions given to Spring by Relevant Holders in force at the Scheme Record Time shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Autumn in respect of the corresponding New Autumn Shares to be allotted and issued pursuant to the Scheme.

5.	Change of name of Autumn

Upon the transfer of the Scheme Shares to Autumn referred to in paragraph 1, Autumn shall change its name to “Subsea 7 S.A”.

6.	Operation of the Scheme

(A)	The Scheme shall become effective upon the filing of the Court Order.

(B)	Unless the Scheme shall become effective on or before 30 June 2011, or such later date, if any, as Spring and Autumn may agree and the Court may allow, the Scheme shall never become effective.

(C)	Spring and Autumn may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may approve or impose.

7.	Governing Law

The Scheme will be governed by Cayman law and will be subject to the jurisdiction of the Cayman courts.

SCHEDULE 2

AMENDED AND RESTATED AUTUMN ARTICLES

APPENDIX A

RELATIONSHIP AGREEMENT